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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                   FORM 10/A

                                AMENDMENT NO. 1

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                       ANCHOR GLASS CONTAINER CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                       59-3417812
      (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)

 ONE ANCHOR PLAZA, 4343 ANCHOR PLAZA PKWY.                       33634-7513
                 TAMPA, FL                                       (ZIP CODE)
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (813) 884-0000

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      NONE

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                CLASS C COMMON STOCK, PAR VALUE $0.10 PER SHARE

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

FORWARD-LOOKING STATEMENTS

     This Registration Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate," "project" and similar expressions and include statements concerning (A) the Company's strategy, (B) the Company's liquidity and capital expenditures, (C) the Company's debt levels and ability to obtain financing and service debt, (D) competitive pressures and trends in the glass container industry, (E) prevailing levels of interest rates,
(F) legal proceedings and regulatory matters and (G) general economic conditions. Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors ("Cautionary Statements") such as those described below. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Registration Statement will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company does not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

ITEM 1.  BUSINESS

     Unless otherwise noted, references to: (i) "Anchor" or "the Company" shall mean Anchor Glass Container Corporation; (ii) "Consumers" shall mean Consumers Packaging Inc. and its Canadian subsidiary, Consumers International Inc. ("Consumers International"), which currently owns indirectly 57% of Anchor on a fully diluted basis; (iii) the "Anchor Acquisition" shall mean the acquisition by the Company of certain assets and the assumption of certain liabilities of Old Anchor on February 5, 1997; (iv) "Consumers U.S." shall mean Consumers U.S., Inc., Anchor's Parent; (v) "Old Anchor" shall mean the former Anchor Glass Container Corporation, which is being liquidated in a proceeding under Chapter 11 of the United States Bankruptcy Code of 1978, as amended (the "Bankruptcy Code"); and (vi) "Fiscal 1997," with respect to Anchor, shall mean the period from February 5, 1997 to December 31, 1997. Financial information set forth in this Registration Statement has been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). References to "C$" are to Canadian Dollars.

COMPANY OVERVIEW

     Anchor is the third largest manufacturer of glass containers in the United States. Anchor produces a diverse line of flint (clear), amber, green and other colored glass containers of various types, designs and sizes. The Company sells its products to many of the leading producers of beer, liquor, food, juice, tea, soda and mineral water. The Company focuses on the production of containers for beer, liquor and food, which accounted for approximately 35%, 22% and 20%, respectively, of its Fiscal 1997 net sales.

     The Company was formed in January 1997 by Consumers to consummate the Anchor Acquisition. Prior to the Anchor Acquisition on February 5, 1997, the Company did not conduct any operations. Old Anchor was formed by members of the management of the Glass Container Division of Anchor Hocking Corporation (the "Glass Container Division") and persons associated with Wesray Corporation to carry out the leveraged acquisition in 1983 of the business and certain of the assets of the Glass Container Division. Old Anchor acquired Midland Glass Company, Inc. in 1984 and Diamond-Bathurst Inc. in 1987.

     In November 1989, Vitro S.A. ("Vitro") acquired substantially all of the stock of Old Anchor. Simultaneously, Vitro acquired all of the stock of Latchford Glass Company, which was subsequently merged into Old Anchor. In September 1996, Old Anchor filed for protection under Chapter 11 of the Bankruptcy Code.

     Immediately following the Anchor Acquisition, the Company implemented a program to reduce its operating and overhead expenses, focus on relationships with Old Anchor's customers, achieve a more efficient product mix and realize synergies between the Company and Consumers. The Company achieved fixed cost reductions by closing two plants in early 1997, and reduced overhead costs by eliminating approximately 25% of its corporate headquarters positions. Anchor has rebuilt relationships with some of Old Anchor's larger volume customers, including Anheuser-Busch.

THE ANCHOR ACQUISITION AND THE NOTE OFFERING

     The Anchor Acquisition. On February 5, 1997, pursuant to an Asset Purchase Agreement dated December 18, 1996, as amended (the "Asset Purchase Agreement"), between Consumers, Owens-Brockway Glass Container, Inc. ("Owens") and Old Anchor (the rights and obligations of Consumers under the Asset Purchase Agreement having been assigned to the Company), the Company and Owens purchased substantially all of the assets of, and assumed certain liabilities, of Old Anchor. Old Anchor's Antioch and Hayward, California plants and its interest in Rocky Mountain Bottle Company were acquired, and the related liabilities assumed, by Owens (the "Owens Purchase"). In June 1997, Owens closed the Antioch plant. The Company purchased substantially all of the other assets of Old Anchor, including eleven operating plants, several idled plants and other related assets for consideration of $200.5 million in cash in addition to common and convertible preferred stock of the Company. The Company also assumed certain other liabilities of Old Anchor, including certain of Old Anchor's liabilities in respect of the Anchor Glass Container Corporation Service Retirement Plan, the Anchor Glass Container Retirement Plan for Salaried Employees and the Pension Plan for Hourly Employees of Latchford Glass Company and Associated Companies (collectively, the "Plans"). In addition, the Company contributed $9.1 million in cash and convertible preferred stock of the Company, with a face value of $9.0 million, to the Plans. The Company did not assume Old Anchor's liabilities in respect of its bank debt, debt securities and industrial revenue bonds.

     In June 1998, as part of an adjustment to the purchase price for the Anchor Acquisition (the "Settlement"), the Company paid to Old Anchor an additional $1.0 million in cash and issued 1,225,000 warrants to purchase additional shares of common stock, valued at approximately $6.1 million. In addition, the Company issued 525,000 warrants to purchase additional shares of common stock to an affiliate of Consumers U.S. valued at approximately $2.6 million. None of the warrants issued require any payment upon exercise. The effects of the Settlement have been reflected in the Company's financial statements for Fiscal 1997.

     The total sources and uses of funds (excluding the Settlement) in connection with the Anchor Acquisition and the Owens Purchase were as follows (dollars in millions):

              SOURCES OF FUNDS
              ----------------
Revolving Credit Facility...........  $  0.1
Anchor Loan Facility................   130.0
Owens Purchase......................   128.4
Owens purchase of inventory(1)......     4.4
Series B Preferred Stock(2).........    84.0
Class B Common Stock(2).............     1.0
Series A Preferred Stock(3)(5)......    56.0
Class A Common Stock(3).............     2.5
                                      ------
     TOTAL SOURCES OF FUNDS.........  $406.4
                                      ======
               USES OF FUNDS
--------------------------------------------
Cash escrowed for creditors(4)......  $209.2
Repayment of DIP credit facility....   108.6
Other priority claims...............    11.1
Cash pension payment(5).............     9.1
Series A Preferred Stock pension
  payment(5)........................     9.0
Series A Preferred Stock(4).........    47.0
Class A Common Stock(4).............     2.5
Fees and expenses...................     9.9
                                      ------
     TOTAL USES OF FUNDS............  $406.4
                                      ======

---------------
(1) Anchor purchased certain inventory from Old Anchor, which was immediately resold to Owens.

(2) Issued to Consumers U.S. in exchange for cash contribution.

(3) Represents (a) 1,879,320 shares of Anchor's mandatorily redeemable 10% cumulative convertible preferred stock, par value $.01 per share (the "Series A Preferred Stock") (face value of $47.0 million), and 490,898 shares of Anchor's Class A Common Stock, par value $.10 per share (the "Class A

    Common Stock") (valued at $2.5 million), issued to Smith Barney, Inc. ("Smith Barney") in escrow for the benefit of certain creditors of Old Anchor in partial satisfaction of Old Anchor's liabilities to such creditors, including, without limitation, the holders of Old Anchor's debt securities and industrial revenue bonds and (b) 360,000 shares of Series A Preferred Stock (face value of $9.0 million) contributed to the Plans. As of August 1, 1998, 1,058,121 shares of the Series A Preferred Stock and 276,392 shares of the Class A Common Stock issued to Smith Barney have been distributed to certain creditors of Old Anchor. The remaining shares issued to Smith Barney are still held in escrow by Smith Barney. As of August 1, Smith Barney also held, as escrow agent, warrants exercisable for 332,844 and 892,156 shares of Class A and Class C Common Stock, respectively.

(4) This amount is being distributed by or on behalf of the Trustee for the Anchor Liquidating Trust to certain creditors of Old Anchor. This cash will first be allocated to Old Anchor's senior secured creditors whose claims aggregate $158.0 million. Thereafter, the balance of this cash will be allocated among (x) the holders of Old Anchor's 10.25% Series A Senior Notes due 2002 and 9.875% Senior Subordinated Debentures due 2008, the holders of which are unsecured creditors with claims aggregating approximately $307.0 million, and (y) certain other unsecured creditors of Old Anchor, in both cases to supplement the 1,879,320 shares of Series A Preferred Stock and the 490,898 shares of Class A Common Stock issued to Smith Barney in escrow for such unsecured creditors.

(5) $9.1 million in cash plus 360,000 shares of Series A Preferred Stock (face value of $9.0 million) were contributed to the Plans. In November 1997, a valuation of these shares was completed by an independent appraiser. In March 1998, the Company made an additional contribution to the Plans of $0.7 million in cash to bring the value of the contribution to $9.0 million.

     The First Mortgage Notes and Exchange Offer. On April 17, 1997, Anchor issued $150.0 million aggregate principal amount of its 11 1/4% First Mortgage Notes due 2005 (the "First Mortgage Notes") and used a portion of the net proceeds therefrom to repay all amounts outstanding under its $130.0 million loan facility (the "Anchor Loan Facility") and advances outstanding under the $110.0 million revolving credit facility (the "Revolving Credit Facility"). Upon the effectiveness of its registration statement on Form S-4, the Company commenced an offer to exchange the First Mortgage Notes for a like principal amount of new 11 1/4% First Mortgage Notes, which were registered under the Securities Act. The exchange offer was completed March 30, 1998.

     The Senior Notes and Exchange Offer. On March 16, 1998, the Company issued $50.0 million aggregate principal amount of its 9 7/8% Senior Notes due 2008 (the "Senior Notes"). Proceeds of the issuance will be used for growth capital expenditures and general corporate purposes. Pending such uses, the Company used such net proceeds to temporarily repay indebtedness under the Revolving Credit Facility. Upon the effectiveness of its registration statement on Form S-4, the Company commenced an offer to exchange the Senior Notes for a like principal amount of new 9 7/8% Senior Notes, which were registered under the Securities Act. The exchange offer was completed June 2, 1998.

PRODUCTS

     The table below provides a summary by product group of net sales (in millions of dollars) and approximate percentage of net sales by product group for Old Anchor for the years 1995 and 1996 and for the Company for Fiscal 1997:

                                              OLD ANCHOR                     ANCHOR
                                  ----------------------------------    -----------------
                                                                          FEBRUARY 5 TO
            PRODUCT                    1995               1996          DECEMBER 31, 1997
            -------               ---------------    ---------------    -----------------
Beer............................  $377.1     39.4%   $304.7     37.4%   $202.0      35.5%
Liquor/Wine.....................   202.6     21.2     200.4     24.6     125.8      22.1
Food............................   172.1     18.0     166.0     20.4     113.5      19.9
Tea.............................   104.7     10.9      61.0      7.5      43.8       7.7
Beverage/Water..................    60.1      6.3      42.1      5.2      37.3       6.6
Other...........................    40.0      4.2      40.2      4.9      47.0       8.2
                                  ------    -----    ------    -----    ------     -----
          Total.................  $956.6    100.0%   $814.4    100.0%   $569.4     100.0%
                                  ======    =====    ======    =====    ======     =====

     There can be no assurance that the information provided in the preceding table is indicative of the glass container product mix of the Company for 1998 or in subsequent years. Management's strategy is to focus on shifting its product mix towards those products management believes likely to both improve operating results and increase unit volume.

CUSTOMERS

     The Company produces glass containers mainly for a broad base of customers in the food and beverage industries in the United States. The Company's ten largest continuing customers include well-known brand names such as The Stroh Brewery Company ("Stroh's"), Anheuser-Busch Companies, Inc. ("Anheuser-Busch"), Latrobe (Rolling Rock), The Coca-Cola Trading Company (non-carbonated), PepsiCo, Inc., Triarc Mistic, Saxco International, Inc., Specialty Products Company (Nabisco), Jim Beam Brands and Hunt-Wesson. The majority of the Company's glass container designs are produced to customer specifications and sold on a contract basis.

     The Company's two largest customers, Stroh's and Anheuser-Busch, accounted for approximately 15.6% and 8.8% of its net sales for Fiscal 1997, respectively. The loss of either of such customers could have a material adverse effect of the Company's business, results of operations and financial condition. The Company's ten largest customers, named above, accounted for approximately 45% of net sales for Fiscal 1997.

     The Company has rebuilt relationships with some of Old Anchor's larger volume customers including Anheuser-Busch, which purchased approximately 4.0 million gross during 1997 (representing approximately 12.0% of the Company's Fiscal 1997 volume under contract). In 1998, Anheuser-Busch is expected to purchase approximately 9-10 million gross (representing approximately 25% of the Company's current 1998 volume under contract). In February 1998, Anchor entered into a long-term contract with Anheuser-Busch to serve its west coast needs and subcontracted this additional production to its Mexican affiliate, Fevisa, for a commission. With the exception of the Fevisa production, Anheuser-Busch renegotiates with the Company each year for the next year's purchase orders. Accordingly, past purchase orders placed by Anheuser-Busch are not necessarily indicative of future purchase orders. In addition, Anchor has entered into a contract with Stroh's to become the exclusive producer of all glass beer containers for Stroh's product in the United States.

MARKETING AND DISTRIBUTION

     The Company's products are primarily marketed by an internal sales and marketing organization that consists of 13 direct sales people and 24 business managers who are organized into teams with responsibility for each specific product line.

     In addition, Mr. Ghaznavi has extensive industry and customer networks. From 1995 through 1997, he served as chairman of the Board of Trustees of the Glass Packaging Institute, the leading industry organization that includes as its members manufacturers representing 95% of North America's glass container production and he remains a member of the Board. As a result of the Company's affiliation with Consumers and Glenshaw Glass Company ("Glenshaw"), Consumers and Glenshaw sales personnel will continue to market the capabilities of Anchor with respect to certain production. In addition, certain production has been and will continue to be reallocated among the Company's ongoing plants and Consumers' plants in order to maximize machine capability and geographic proximity to customers. In each case, the entity shifting its existing production or responsible for the new business will receive a market-based commission from the entity to whom the existing production or new business was shifted.

     The Company's manufacturing facilities are generally located in geographic proximity to its customers due to the significant cost of transportation and the importance of prompt delivery to customers. Most of the Company's production is shipped by common carrier to customers generally within a 300-mile radius of the plant in which it is produced.

SEASONALITY

     Due principally to the seasonal nature of the brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, the Company's shipment volume is typically higher in the second and third quarters. Consequently, the Company normally builds inventory during the first quarter in anticipation of seasonal demands during the second and third quarters. In addition, the Company generally schedules shutdowns of its plants for furnace rebuilds and machine repairs in the first and fourth quarters of the year to coincide with scheduled holiday and vacation time under its labor union contracts. These shutdowns adversely affect profitability during the first and fourth quarters. The Company is implementing alternatives to reduce downtime during these periods in order to minimize disruption to the production process and its negative effect on profitability.

MANUFACTURING PROCESS

     To manufacture glass containers, sand, limestone, soda ash and minor ingredients, along with crushed recycled glass (also known as "cullet"), are mixed in specific proportions and automatically fed into furnaces which, operating at temperatures of up to 2,860 degrees Fahrenheit, melt the raw material batch and produce molten glass. The molten glass flows from the furnace through feeder orifices, is cut into gobs and then drops into molds located in automatic "individual section" glass forming machines ("IS Machines"). In these machines, mechanical devices and air pressure form the glass into its final shape. The containers are conveyed through an oven known as an annealing lehr to anneal (or harden) the glass. Surface coatings are applied to strengthen the glass and lubricate it for easier handling.

     Glass forming machines are generally operated for approximately five to seven years before they are removed from the plant for rebuilding. When a machine is removed for rebuilding, a new or rebuilt machine is immediately installed in its place so as to minimize plant downtime.

     IS Machines vary in size, usually having eight, ten or twelve "sections." Each section in turn may have from two to four bottle-producing "cavities" consisting of two sets of molds each. The first mold set receives the gob of glass from the furnace feeder and forms a "parison," which is roughly in the shape of the container. The parison is then transferred by the machine to the second (finish) mold set where it is blown into the final container shape using compressed air. During each machine "cycle," an IS Machine produces one bottle in each of its cavities. Accordingly, an eight-section double-cavity machine produces sixteen bottles per machine cycle, while a ten-section triple-cavity machine produces thirty bottles per machine cycle. Typically, the largest machines are the most productive as they require less labor and related costs per unit produced.

     Glass forming machines also differ in the "speed," or number of cycles per unit of time, that they can achieve. Typically, the faster the machine, the more efficient and productive it is as, among other things, the fixed labor costs per unit produced are reduced. However, certain products are not necessarily well-suited for the fastest IS Machines or those with the most bottle-producing cavities. IS Machines with a high number of bottle producing cavities would not be capable of producing particular product lines such as large or unusually shaped liquor bottles.

     Finally, IS Machines form containers by one of two processes: (i) the "blow and blow" process, whereby both the parison and the final container are formed using compressed air or (ii) the more advanced "press and blow" method, whereby, a precisely aligned metal plunger is used to press the molten glass into shape in the first mold set. The "press and blow" method has been used for many years to form all wide mouth food containers. A significant manufacturing advance has been the development of high speed IS Machines capable of producing high quality beer and soft drink containers using the narrow-neck-press-and-blow process. The narrow-neck-press-and-blow process enables bottles to be made with less glass and still meet strength requirements, which results in production cost savings. More importantly, it results in a lighter weight bottle that costs less to produce in terms of raw materials and energy per unit. These lightweight bottles are also typically produced at higher machine speeds that increase productivity and further reduce per unit costs.

SUPPLIERS AND RAW MATERIALS

     Sand, soda ash, limestone, cullet and corrugated packaging materials are the principal materials used by the Company. All of these materials are available from a number of suppliers and the Company is not dependent upon any single supplier for any of these materials. Management believes that adequate quantities of these materials are and will be available from various suppliers. Material increases in the cost of any of these items could have a significant impact on the Company's operating results.

     All of the Company's glass melting furnaces are equipped to burn natural gas, which is the primary fuel used at its manufacturing facilities. Backup systems are in place at most facilities to permit the use of fuel oil or propane should that become necessary. Electricity is used in certain instances for enhanced melting. The Company expects to be continually involved in programs to conserve and reduce its consumption of fuel. Although natural gas remains generally less expensive than electricity, prices for natural gas have fluctuated in recent years, with significant increases in 1993, a decline in 1994, and moderate increases after some significant fluctuation in each of 1995, 1996 and 1997. While certain of these energy sources may become increasingly in short supply, or subject to governmental allocation or excise taxes, the Company cannot predict the effects, if any, of such events on its future operations. In addition, the Company utilizes a natural gas risk management program to hedge future requirements and to minimize fluctuations in the price of natural gas.

COMPETITION

     The glass container industry is a mature, low growth industry. This low growth combined with excess capacity in the industry have made pricing an important competitive factor. In addition to price, Anchor and the other companies in the glass container manufacturing industry compete on the basis of quality, reliability of delivery and general customer service. The Company's principal competitors are Owens and Ball-Foster Glass Container Co., L.L.C. ("Ball-Foster"). These competitors are larger and have greater financial and other resources than the Company. The glass container industry in the United States is highly concentrated, with the three largest producers in 1997, which included Anchor, estimated to have accounted for 94% of 1997 domestic production. Owens has a relatively large research and development staff and has in place numerous technology licensing agreements with other glass producers, including the Company. See "-- Intellectual Property."

     The Company's business consists exclusively of the manufacture and sale of glass containers. Certain other glass container manufacturers engage in more diversified business activities than the Company (including the manufacture and sale of plastic and metal containers). In addition, plastics and other forms of alternative packaging have made substantial inroads into the container markets in recent years and may continue to affect demand for glass container products. According to industry sources, unit sales in the U.S. glass container manufacturing industry in 1996 were down 2.1% from 1995. The compound annual decline in unit shipments from 1991 to 1996 was approximately 1.5%. Competitive pressures from alternative forms of packaging, including plastics, as well as consolidation in the glass container industry, have resulted in excess capacity and have led to severe pricing pressures on glass container manufacturers. Although the Company believes that the market shift from glass to alternative containers is substantially complete and that glass containers will maintain a leading position in the high-end food and beverage segments due primarily to the premium image of glass containers, no assurances can be given that the Company will not lose further market share to alternative container manufacturers. See "Item 3. Factors Affecting Future Operating Results -- Competition."

QUALITY CONTROL

     The Company maintains a program of quality control with respect to suppliers, line performance and packaging integrity for glass containers. The Company's production lines are equipped with a variety of automatic and electronic devices that inspect containers for dimensional conformity, flaws in the glass and various other performance attributes. Additionally, products are sample inspected and tested by Company employees on the production line for dimensions and performance and are also inspected and audited after packaging. Containers which do not meet quality standards are crushed and recycled as cullet.

     The Company monitors and updates its inspection programs to keep pace with modern technologies and customer demands. Samples of glass and raw materials from its plants are routinely chemically and electronically analyzed to monitor compliance with quality standards. Laboratories are also maintained at each manufacturing facility to test various physical characteristics of products.

INTELLECTUAL PROPERTY

     Pursuant to a Technology Assistance and License Agreement (the "Technology Agreement") between Owens and Consumers, the Company is entitled to use patents, trade secrets and other technical information of Owens relating to glass manufacturing technology. The agreement, entered into in February 1997, provides for a term of up to ten years.

     While the Company holds various patents, trademarks and copyrights of its own, it believes its business is not dependent upon any one of such patents, trademarks or copyrights.

EMPLOYEES

     As of August 1, 1998, the Company employed approximately 3,200 persons on a full-time basis. Approximately 550 of these employees are salaried office, supervisory and sales personnel. The remaining employees are represented principally by two unions, Glass, Molders, Pottery, Plastics and Allied Workers (the "GMP"), which represents approximately 90% of the Company's hourly employees, and the American Flint Glass Workers Union (the "AFGWU"), which represents approximately 10% of the Company's hourly employees. The Company's two labor contracts with the GMP and its two labor contracts with the AFGWU have three year terms expiring on March 31, 1999 and August 31, 1999, respectively. Old Anchor was granted a deferral of the scheduled 1996 wage increase under its collective bargaining agreements. The Company granted the 1996 increase effective as of the date of the Anchor Acquisition, and the 1997 increase effective as of April 1, 1997. These two increases represent an approximate 7% increase in wage rates as of April 1, 1997 as compared to 1996 wage rates. The Company is subject to OSHA and other laws regulating safety and noise exposure levels in the production area of its plants. See "-- Environmental and Other Government Regulation -- Heath and Safety Regulation."

     Old Anchor had not experienced a work stoppage since an industry-wide strike in 1968. The Company considers its employee relations to be good, and does not anticipate any material work stoppages in the near term.

ENVIRONMENTAL AND OTHER GOVERNMENT REGULATION

     Environmental Regulation and Compliance. The Company's operations are subject to increasingly complex and detailed Federal, state and local laws and regulations including, but not limited to, the Federal Water Pollution Control Act of 1972, as amended, the U.S. Clean Air Act, as amended, and the Federal Resource Conservation and Recovery Act, as amended, that are designed to protect the environment. Among the activities subject to regulation are the disposal of checker slag (furnace residue usually removed during furnace rebuilds), the disposal of furnace bricks containing chromium, the disposal of waste, the discharge of water used to clean machines and cooling water, dust produced by the batch mixing process, underground storage tanks and, air emissions produced by furnaces. In addition, the Company is required to obtain and maintain permits in connection with its operations. Many environmental laws and regulations provide for substantial fines and criminal sanctions for violations. The Company believes it is in material compliance with applicable environmental laws and regulations. It is difficult to predict the future development of such laws and regulations or their impact on future earnings and operations, but the Company anticipates that these standards will continue to require increased capital expenditures. There can be no assurance that material costs or liabilities will not be incurred.

     Certain environmental laws, such as the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and analogous State laws provide for strict, joint and several liability for investigation and remediation of releases of hazardous substances into the environment. Such laws may apply to properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes attributable to an entity or its predecessors were disposed. There can be no assurance that the Company or entities for which it may be responsible will not incur such liability in a manner that could have a material adverse effect on the financial condition or results of operations of the Company.

     The Company is engaged in investigation and remediation projects at plants currently being operated and at closed facilities. In addition, Old Anchor was named as a potentially responsible party (a "PRP") under CERCLA with respect to a number of sites. Of these sites, the Company has assumed responsibility with respect to four sites that are currently active. While the Company may be jointly and severally liable for costs related to these sites, in most cases, it is only one of a number of PRPs who are also jointly and severally liable. With respect to the four currently active sites for which the Company has assumed responsibility, the Company estimates that its share of the aggregate cleanup costs of such sites should not exceed $2.0 million, and that the likely range after taking into consideration the contributions anticipated from other potentially responsible parties could be significantly less. However, no assurance can be given that the cleanup costs of such sites will not exceed $2.0 million or that the Company will have these funds available. The Company has established reserves of approximately $16.0 million for environmental costs which it believes are adequate to address the anticipated costs of remediation of these operated and closed facilities and its liability as a PRP under CERCLA. The timing and magnitude of such costs cannot always be determined with certainty due to, among other things, incomplete information with respect to environmental conditions at certain sites, the absence of regulatory determinations with respect to environmental requirements at certain sites, new and amended environmental laws and regulations, and uncertainties regarding the timing of remedial expenditures.

     Capital expenditures required for environmental compliance were approximately $0.8 million for 1997 and are anticipated to be approximately $1.7 million annually in 1998 and 1999. However, there can be no assurance that future changes in such laws, regulations or interpretations thereof or the nature of the Company's operations will not require the Company to make significant additional capital expenditures to ensure compliance in the future.

     ERISA and Pension Deficiencies. The Company maintains two defined benefit plans and two profit sharing plans that, prior to the Anchor Acquisition, were maintained by Old Anchor. These plans are covered by the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and are tax qualified under the Internal Revenue Code of 1986, as amended (the "Code"), and subject to regulation by the Internal Revenue Service and the Department of Labor. The two defined benefit plans are also subject to regulation by the Pension Benefit Guaranty Corporation ("PBGC"). The Company's two profit sharing plans contain cash or deferred arrangements under Section 401(k) of the Code. The Company's tax-qualified plans must meet stringent requirements both in form and in operation in order to maintain their tax-qualified status. These requirements are constantly changing with the enactment of new pension legislation, the issuance of new Treasury regulations and other guidance from the Internal Revenue Service. The loss of a plan's qualified status could result in the assessment of tax on the plan's trust income, disallowance of the Company's tax deduction for contributions, and immediate income tax liability upon individual participant's benefits.

     The two defined benefit plans are subject to minimum funding requirements under the Code and Title IV of ERISA. These funding requirements include the obligation to make quarterly contributions to the plans.

Under ERISA, if any contribution is missed which, when added to any other missed payment, exceeds the amount of $1.0 million, an automatic lien in favor of the PBGC will arise on all property of the Company and all members of its controlled group. In addition, under ERISA, the PBGC can institute proceedings to terminate any defined benefit plan for a number of reasons, including (i) the failure of the plan to meet ERISA's minimum funding requirements, (ii) the inability of the plan to pay benefits when due or (iii) the possible long-run loss of the PBGC with respect to the plan may reasonably be expected to increase unreasonably if the plan is not terminated. Upon termination of a plan, a lien arises in favor of the PBGC for the amount of the underfunding of the plan.

     On January 9, 1997, the PBGC notified Old Anchor that it intended to institute involuntary termination proceedings with respect to the three defined benefit plans then maintained by Old Anchor that are now maintained by the Company. However, the PBGC reached an agreement with Vitro (the "Termination Agreement"), the parent of Old Anchor, in which Vitro agreed to provide a limited guaranty to the PBGC with respect to the unfunded benefit liabilities of the Company's defined benefit plans, if the plans, or any one of them, are terminated before August 1, 2006. As a result of this agreement with Vitro, the threatened involuntary termination proceeding was never commenced. Under the terms of the Termination Agreement, the PBGC agreed that it would not implement proceedings to terminate the Company's defined benefit plans solely as a result of the Anchor Acquisition or the transactions contemplated by the Asset Purchase Agreement.

     The defined benefit plan covering salaried employees was frozen at the end of 1994, and, at the end of 1997, was not underfunded under Statement of Financial Accounting Standards No. 87 ("SFAS No. 87"). However, at the end of 1997, the defined benefit plan maintained for hourly employees was significantly underfunded with unfunded benefits under SFAS No. 87 totaling approximately $55.5 million. However, because of a change, effective January 1, 1998, to the market value asset valuation method for determining pension plan contributions, no further contributions will be required in 1998 with respect to either current or past underfundings. Pension contributions made to the Plans during 1997, including the contributions made by the Company in connection with Anchor Acquisition ($9.8 million in cash and $9.0 million face value in the Company's Series A Preferred Stock, including $8.1 million in cash and $8.0 million face value in Series A Preferred Stock contributed to the hourly plan), were approximately $38.4 million. In addition, Anchor paid premiums to the PBGC under its pension guaranty program of approximately $1.8 million in 1997.

     Pursuant to the Termination Agreement, a valuation of the shares of Series A Preferred Stock contributed by the Company to the two defined benefit plans has been performed by an independent appraiser, which was completed in November 1997. In March 1998, the Company made an additional contribution to the plans of $0.7 million in cash to bring the value of the contribution to $9.0 million.

     Based upon an average rate of return of 8% on plan assets, required pension plan contributions are expected to be in the range of $4 to $8 million annually for the next five years, depending on the performance of the underlying plan assets. However, to the extent the actual rate of return differs from this assumed average rate of return, actual required pension plan contributions could increase or decrease significantly.

     Management believes that the Company is now in material compliance with all laws and regulations governing its employee benefit plans. In addition, based upon the Company's business plan, management believes the Company will have sufficient cash flow to meet its obligations to make pension contributions and pay PBGC premiums. However, there can be no assurance that future changes in such laws or regulations, or interpretations thereof, changes in the Company's business or in market conditions affecting the value of plan assets will not require the Company to expend amounts that exceed those that are now anticipated.

     Employee Health and Safety Regulation. The Company's operations are subject to a variety of worker safety laws. The U.S. Occupational Safety and Health Act of 1970 ("OSHA") and analogous laws mandate general requirements for safe workplaces for all employees. The Company believes that its operations are in material compliance with applicable employee health and safety laws.

     Deposit and Recycling Legislation. In recent years, legislation has been introduced at the Federal, state and local levels that would require a deposit or tax, or impose other restrictions, on the sale or use of certain containers, particularly beer and carbonated soft drink containers. To date, 10 states have enacted some form of deposit legislation, although no such new legislation has been enacted since 1986. The enactment of additional laws or comparable administrative actions that would require a deposit on beer or soft drink containers, or otherwise restrict their use, could have a material adverse effect on the Company's business. In jurisdictions where deposit legislation has been enacted, the consumption of beverages in glass bottles has generally declined due largely to the preference of retailers for handling returned cans and plastic bottles. Container deposit legislation continues to be considered from time to time at various governmental levels.

     In lieu of this type of deposit legislation, several states have enacted various anti-littering recycling laws that do not involve the return of containers to retailers. The use of recycled glass, and recycling in general, are not expected to have a material adverse effect on the Company's operations.

ITEM 2.  FINANCIAL INFORMATION

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following Unaudited Pro Forma Statement of Operations of the Company for the year ended December 31, 1997 (the "Pro Forma Statement of Operations") gives effect to the formation of the Company, the Anchor Acquisition, the issuance and sale of the First Mortgage Notes and the Senior Notes and the application of the proceeds therefrom (the "Transactions"), as if each such Transaction had occurred on January 1, 1997. The Pro Forma Statement of Operations should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical financial statements of the Company, including the notes thereto, and the historical consolidated financial statements of Old Anchor, including the notes thereto and the related Management's Discussion and Analysis of Financial Condition and Results of Operations for Old Anchor, in each case included elsewhere in, or incorporated by reference into, this Registration Statement. The Pro Forma Statement of Operations does not purport to be indicative of the results that would have actually been obtained had such Transactions been completed as of the assumed dates and for the periods presented, or that may be obtained in the future.

     The Anchor Acquisition has been accounted for using the purchase method of accounting pursuant to which the purchase price is allocated among the acquired assets and liabilities in accordance with estimates of fair value as of the date of acquisition. In June 1998, as part of the Settlement, the Company paid to Old Anchor an additional $1.0 million in cash and issued 1,225,000 warrants to purchase additional shares of common stock, valued at approximately $6.1 million, recorded as an adjustment to goodwill. In addition, the Company issued 525,000 warrants to purchase additional shares of common stock to an affiliate of Consumers U.S. valued at approximately $2.6 million which has been recorded as an expense. None of the warrants issued require any payment upon exercise. The effects of the Settlement have been reflected in the Company's historical financial statements as of and for Fiscal 1997.

     In addition, for purposes of the Pro Forma Statement of Operations, the historical financial information of Old Anchor for the periods presented has been adjusted to eliminate the effect of certain assets and liabilities of Old Anchor not acquired or assumed by the Company in the Anchor Acquisition, in accordance with the terms of the Asset Purchase Agreement.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              ANCHOR
                                            RESOLUTION        ANCHOR
                                            CORP. ONE       PERIOD FROM
                                           MONTH ENDED    FEB. 5, 1997 TO    PRO FORMA
                                           FEB. 4, 1997    DEC. 31, 1997    ADJUSTMENTS       PRO FORMA
                                           ------------   ---------------   ------------      ---------
Net sales................................    $ 62,560        $569,441         $(8,483)(a)     $623,518
Costs and expenses:
  Cost of products sold..................      70,608         523,709          (8,207)(a)      585,315
                                                                                 (871)(b)
                                                                                   76(c)
  Selling and administrative expenses....       3,745          25,120              --           28,865
                                             --------        --------         -------         --------
Income (loss) from operations............     (11,793)         20,612             519            9,338
Other income (expense), net..............        (595)         (2,602)            630(d)            58
                                                                                2,625(e)
Interest expense.........................      (2,437)        (18,281)         (3,649)(f)      (24,367)
                                             --------        --------         -------         --------
Loss before reorganization items, income
  taxes and extraordinary item...........     (14,825)           (271)            125          (14,971)
Reorganization items.....................        (827)             --              --             (827)
Income taxes.............................          --              --              --               --
                                             --------        --------         -------         --------
Loss before extraordinary item...........    $(15,652)       $   (271)        $   125         $(15,798)
                                             ========        ========         =======         ========
Preferred stock dividends................                    $(11,302)        $(1,181)(g)     $(12,483)
                                                             ========         =======         ========
Loss before extraordinary item applicable
  to common stock........................    $(15,652)       $(11,573)        $(1,056)        $(28,281)
                                             ========        ========         =======         ========

OTHER FINANCIAL DATA:
  Depreciation and amortization..........    $  7,605        $ 51,132         $(3,827)        $ 54,910
  Capital expenditures...................       7,186          41,634              --           48,820

           See notes to unaudited pro forma statement of Operations.

              NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997

     The Unaudited Pro Forma Statement of Operations as of December 31, 1997 gives effect to the following unaudited pro forma adjustments:

(a) Reflects the elimination of the operations of Old Anchor plants purchased by Owens and the elimination of Old Anchor's share of operations of the Rocky Mountain Bottle Company joint venture for the periods presented.

(b) Reflects the reduction of Old Anchor's historical depreciation for the effects of the purchase price allocation to property, plant and equipment.

(c) Reflects the amortization of goodwill on a straight-line basis over 20 years.

(d) Reflects the elimination of the amortization of deferred financing fees recorded by Old Anchor.

(e) This charge of $2,625 recorded in 1997 reflects the additional 525,000 warrants issued to G&G Investments, Inc. ("G&G") as part of the Settlement and is a one-time non-recurring charge. Therefore, it has not been reflected in the pro forma statement of operations.

(f) Pro forma interest expense and amortization of financing costs has been calculated on pro forma debt levels and applicable interest rates assuming the Note Offering was consummated as of the beginning of the periods indicated:

                                                                       YEAR ENDED
                                                                    DECEMBER 31, 1997
                                                                    -----------------
    Elimination of interest expense.............................        $(20,718)
    Interest on borrowings under the First Mortgage Notes of
      $150.0 million at an interest rate of 11.25%..............          16,875
    Interest on borrowings under the Senior Notes of $50.0
      million at an interest rate of 9.875%.....................           4,938
    Other interest expense......................................             250
    Amortization of financing fees..............................           2,304
                                                                        --------
                                                                        $  3,649
                                                                        ========

    Additional interest payable on the First Mortgage Notes, which ranged from 0.5% in October 1997 to 1.5% in February 1998, has not been included in the pro forma calculation of interest expense as it is not expected to have a continuing impact on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    On a historical basis, the Company has written off the capitalized deferred financing fees of the Anchor Loan Facility as of the date that the offering of the First Mortgage Notes was consummated. This amount, $11.2 million, was recorded as an extraordinary loss in the second quarter of 1997.

(g) Reflects preferred stock dividends on both the Series A Preferred Stock and Series B Preferred Stock. In 1997, this includes dividends for the period from January 1, 1997 through February 4, 1997 whereas 1996 includes the entire year.

                       SELECTED HISTORICAL FINANCIAL DATA


     The following table sets forth certain historical financial information of the Company. The selected financial data for the period from February 5, 1997 to December 31, 1997, the period from February 5, 1997 to June 30, 1997, and the six months ended June 30, 1998 has been derived from the Company's audited or unaudited condensed financial statements, as the case may be, incorporated by reference into this Registration Statement. The following information should be read in conjunction with the Company's financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in, or incorporated by reference into, this Registration Statement.



                                                 PERIOD FROM             PERIOD FROM         SIX MONTHS
                                             FEBRUARY 5, 1997 TO     FEBRUARY 5, 1997 TO        ENDED
                                             DECEMBER 31, 1997(1)     JUNE 30, 1997(1)      JUNE 30, 1998
                                             --------------------    -------------------    -------------
                                                                         (UNAUDITED)         (UNAUDITED)
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)
STATEMENT OF OPERATIONS DATA:
Net sales................................         $ 569,441               $ 261,141           $ 324,402
Cost of products sold....................           523,709                 244,285             301,803
Selling and administrative expenses......            25,120                  11,176              14,434
                                                  ---------               ---------           ---------
Income from operations...................            20,612                   5,680               8,165
Other income (expense), net..............            (2,602)                    211                 160
Interest expense.........................           (18,281)                 (7,882)            (13,080)
                                                  ---------               ---------           ---------
Loss before extraordinary item...........              (271)                 (1,991)             (4,755)
Extraordinary item(2)....................           (11,200)                (11,200)                 --
                                                  ---------               ---------           ---------
Net loss.................................         $ (11,471)              $ (13,191)          $  (4,755)
                                                  =========               =========           =========
Preferred stock dividends................         $ (11,302)              $  (4,927)          $  (6,391)
                                                  =========               =========           =========
Loss applicable to common stock..........         $ (22,773)              $ (18,118)          $ (11,146)
                                                  =========               =========           =========
Basic net loss per share before
  extraordinary item applicable to common
  stock..................................         $   (3.62)              $   (2.45)          $   (3.06)
                                                  =========               =========           =========
Basic net loss per share applicable to
  common stock...........................         $   (7.11)              $   (6.43)          $   (3.06)
                                                  =========               =========           =========
BALANCE SHEET DATA (at end of period):
Accounts receivable......................         $  56,940               $  62,262           $  77,422
Inventories..............................           120,123                 117,198             115,005
Total assets.............................           614,730                 596,944             626,270
Total debt...............................           163,793                 153,212             233,893
Total stockholders' equity...............            73,074                  84,042              74,293

OTHER FINANCIAL DATA:
Depreciation and amortization............            51,132                  23,176              27,035
Capital expenditures.....................            41,634                  12,251              19,469


---------------
(1) The Anchor Acquisition was consummated on February 5, 1997.


(2) Extraordinary item in the periods from February 5, 1997 to December 31, 1997 and February 5, 1997 to June 30, 1997 resulted from the write-off of financing costs related to debt extinguished.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     The Company was formed in January 1997 to consummate the Anchor Acquisition. On February 5, 1997, pursuant to the Asset Purchase Agreement, the Company and Owens acquired substantially all of the assets of, and assumed certain liabilities of, Old Anchor. In the Anchor Acquisition, the Company purchased eleven operating glass container manufacturing facilities and other related assets. Prior to the Anchor Acquisition, the Company had no operations and therefore the following discussion represents activity from February 5, 1997 through December 31, 1997 for Fiscal 1997 and from February 5, 1997 to June 30, 1997 (the "1997 Period"). Accordingly, operations for the Company for Fiscal 1997 are not directly comparable to operations of Old Anchor for 1996 nor are operations for the Company for the first half of 1998 directly comparable to the 1997 Period.


RESULTS OF OPERATIONS


Six Months Ended June 30, 1998 Compared to 1997 Period



     Net Sales. Net sales for the 1998 second quarter were $175.2 million, compared to $167.0 million for the comparable quarter of 1997, an increase of 4.9% on a unit volume increase of 16%. Net sales for the first half of 1998 were $324.4 million, or approximately $12.5 million per week. Net sales for the 1997 Period were approximately $261.1 million, or approximately $12.4 million per week. This slight increase in net sales was principally as a result of higher sales of beer and tea products in 1998 as compared to 1997. This shift in product mix in 1998 towards higher volume, lower margin products has unfavorably impacted margins, as noted below. Also, despite operating at near full manufacturing capacity, the industry has experienced significant pricing pressures, unfavorably effecting margins.



     Cost of Products Sold. The Company's cost of products sold in the second quarter and first half of 1998 were $158.4 million and $301.8 million, respectively (or 90.4% and 93.0% of net sales), while the cost of products sold for the second quarter of 1997 and the 1997 Period were $151.6 million and $244.2 million, respectively (or 90.8% and 93.5% of net sales). The decrease in the percentage of cost of products sold for 1998, as compared with the 1997 Period, reflects more favorable employee benefit costs, particularly in the areas of pensions and health insurance, as the result of favorable claims and census experience, which may be non-recurring, offset by higher freight costs and the impact of increased sales of lower margin items. This improvement also reflects the impact of the closing of the Dayville, Connecticut plant effective during the second quarter of 1997 and is partially offset by costs related to the delay and start-up of a rebuilt furnace and machine rebuilds at one manufacturing plant, originally scheduled for December 1997 but completed in February 1998.



     Selling and Administrative Expenses. Selling and administrative expenses for the 1998 second quarter were approximately $7.2 million (or 4.1% of net sales), while selling and administrative expenses in the second quarter of 1997 were $6.8 million (or 4.1% of net sales). Selling and administrative expenses for the first six months of 1998 were approximately $14.4 million (or 4.4% of net sales), while selling and administrative expenses in the 1997 Period was $11.2 million (or 4.3% of net sales). This slight increase in selling and administrative expenses as a percentage of net sales reflects slightly higher personnel costs as the Company augmented its management team in the second half of 1997, offset by focused reductions in other selling and administrative categories.



     Net Income (Loss). The Company had net income in the second quarter of 1998 of approximately $3.0 million as compared to income before extraordinary item of $4.0 million in the second quarter of 1997. The Company had a net loss of $4.7 million for the first six months of 1998 compared to a loss before extraordinary item of $2.0 million for the 1997 Period.

Fiscal 1997 Compared to Old Anchor 1996

     Net Sales. Net sales for the 47 weeks in Fiscal 1997 for the continuing plants operated by the Company were approximately $569.4 million, or approximately $12.1 million per week. Net sales for the same nine plants for 1996 (52 weeks) under Old Anchor were approximately $722.7, or $13.9 million per week. Net sales per week decreased principally as a result of lower sales of beer products by the Company.

     Cost of Products Sold. The Company's cost of products sold in Fiscal 1997 was $523.7 million (or 92.0% of net sales), while Old Anchor's cost of products sold in 1996 was $831.6 million (or 102.1% of net sales) in 1996. Despite closing four plants in 1995 and 1996, Old Anchor still maintained excess capacity which reduced its ability to withstand the adverse industry conditions prevailing in 1996. In an attempt to fill excess capacity, some of Old Anchor's lost volume was replaced with smaller orders requiring shorter production runs as well as more frequent retooling and color changes, which led to higher unit costs and lower margins. Following the Anchor Acquisition, the Company closed its Houston and Dayville plants and removed from production two furnaces, one at each of two other plants. By reducing excess capacity and through a better utilization of the Company's workforce during Fiscal 1997, wage increases of approximately 7% during Fiscal 1997 had only a limited impact.

     Selling and Administrative Expenses. Selling and administrative expenses for Fiscal 1997 were approximately $25.1 million (or 4.4% of net sales), while Old Anchor's selling and administrative expenses were $39.6 million in 1996 (or 4.8% of net sales). This slight decline in selling and administrative expenses as a percentage of net sales reflects lower personnel and fringe benefit costs primarily as a result of the headquarters cost reductions that occurred in March 1997.

     Net Income (Loss). The Company had a net loss in Fiscal 1997 of approximately $11.5 million, including an extraordinary loss of approximately $11.2 million as result of the write-off of certain financing fees in connection with the refinancing of the Anchor Loan Facility. Despite lower net sales per week in Fiscal 1997 compared to Old Anchor's net sales per week in 1996, income from operations during Fiscal 1997 for the continuing plants was approximately $20.6 million, while Old Anchor has a loss from operations in 1996 from these same plants of $63.2 million, principally as a result of the return to higher margin business and reduced cost of products sold and selling and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES


     In the first six months of 1998, operating activities consumed $42.8 million in cash as compared to $4.0 million of cash provided in the 1997 Period. This increase in cash consumed reflects the higher loss in the first half of 1998 as compared with the loss before the extraordinary item in the 1997 Period, adjusted for changes in working capital items. The balance of accounts receivable increased approximately $20.6 million from year-end 1997 reflecting the seasonal nature of certain sales and the impact of credit terms of certain customers. Additionally, the balance of accounts payable decreased approximately $25.0 million from year-end partially as a result of the increase in cash from other financing activities, allowing the Company to take cash discounts earlier in the year than usual. In addition, trade payables were higher in December 1997, due to the furnace and machine rebuilds noted above. Cash consumed in investing activities in the first half of 1998 and the 1997 Period were $19.8 million and $222.6 million, respectively, principally reflecting the capital expenditures in 1998 and the cash component of the Anchor Acquisition in the 1997 Period. In February 1997, the Company contributed $9.0 million in cash to the Company's defined benefit pension plans. Also, as a result of the valuation performed by an independent appraiser of the Series A Preferred Stock contribution to the plans, which was completed in November 1997, the Company made an additional pension contribution of $0.7 million in cash in March 1998. Capital expenditures in the first six months of 1998 were $19.1 million. Cash increased from financing activities for the first half of 1998 by $66.8 million principally reflecting the issuance of the Senior Notes in March 1998 and borrowings under the Revolving Credit Facility.


     In Fiscal 1997, operating activities provided $25.5 million in cash, reflecting the loss before extraordinary item adjusted for changes in working capital items. Cash consumed in investing activities for Fiscal 1997 was $257.3 million, principally reflecting the cash component of the Anchor Acquisition. Additionally, in February 1997, the Company contributed $9.0 million in cash to the Company's defined benefit pension plans. Capital expenditures in Fiscal 1997 were $41.6 million. Cash increased from financing activities for Fiscal 1997 by $232.8 million reflecting the issuance of capital stock and borrowings in connection with the Anchor Acquisition.


     Capital expenditures required for environmental compliance were approximately $0.8 million for Fiscal 1997 and are anticipated to be approximately $1.7 million annually in 1998 and 1999. However, there can be no assurance that future changes in such laws, regulations or interpretations thereof or the nature of the Company's operations will not require the Company to make significant additional capital expenditures to ensure compliance in the future. In addition, expenditures for Year 2000 compliance are anticipated to be approximately $1.0 million in the aggregate in 1998 and 1999. However, no assurance can be given that the Company's actual expenditures for Year 2000 compliance will not be higher. See "-- Year 2000."


     The purchase price of the Anchor Acquisition was approximately $250.0 million and was comprised of: approximately $200.5 million in cash, $47.0 million face amount (1,879,320 shares) of Series A Preferred Stock and $2.5 million (490,898 shares) of Class A Common Stock. However, in June 1998, as part of an adjustment to the purchase price for the Anchor Acquisition, the Company paid to Old Anchor an additional $1.0 million in cash and issued 1,225,000 warrants to purchase additional shares of common stock, valued at approximately $6.1 million. In addition, the Company issued 525,000 warrants to purchase additional shares of common stock to an affiliate of Consumers U.S. valued at approximately $2.6 million. None of the warrants issued require any payment upon exercise. The effects of the Settlement have been reflected in the Company's financial statements for Fiscal 1997.

     The Company obtained the cash portion of the purchase price principally from an $85.0 million cash investment by Consumers consisting of $84.0 million face amount (3,360,000 shares) of Series B Preferred Stock and $1.0 million of Class B Common Stock and borrowings under the $130.0 million Anchor Loan Facility. In conjunction with the Anchor Acquisition, the Company also entered into the $110.0 million Revolving Credit Facility. At August 1, 1998, advances outstanding under the Revolving Credit Facility were approximately $22.7 million and the total outstanding letters of credit on this facility were approximately $11.1 million.

     On April 17, 1997, the Company completed an offering of $150.0 million aggregate principal amount of First Mortgage Notes. The First Mortgage Notes are senior secured obligations of the Company, ranking senior in right of payment to all existing and future subordinate indebtedness of the Company and pari passu with all existing and future senior indebtedness of the Company. The First Mortgage Notes are guaranteed by Consumers U.S. Proceeds from the issuance of the First Mortgage Notes, net of fees, were approximately $144.0 million and were used to repay $130.0 million outstanding under the Anchor Loan Facility and $8.8 million outstanding under the Revolving Credit Facility, with the balance used for general corporate purposes. In connection with the refinancing of the Anchor Loan Facility with the First Mortgage Notes, the Company issued 702,615 shares of Class B Common Stock to Consumers U.S. and 702,614 warrants to the initial purchasers of the First Mortgage Notes. The warrants and common stock are each valued at $5.00 per share.

     As a result of its failure to have an exchange offer registration statement declared effective and to have exchanged all First Mortgage Notes validly tendered, the Company has paid additional interest on the First Mortgage Notes. The amount of additional interest that the Company has paid has ranged from 0.5% in October 1997 to 1.5% in February 1998. This additional interest is expected to be nonrecurring and not significant to the Company's continuing operations.

     On March 16, 1998, the Company completed an offering of $50.0 million aggregate principal amount of Senior Notes. The Senior Notes are unsecured obligations of the Company ranking senior in right of payment to all existing and future subordinate indebtedness of the Company and pari passu with all existing and future senior indebtedness of the Company. Proceeds from the issuance of the Senior Notes will be used for growth capital expenditures and general corporate purposes. Pending such use, the Company used the net proceeds to temporarily repay advances under the Revolving Credit Facility.

     The indentures (the "Indentures") governing the First Mortgage Notes and the Senior Notes contain certain covenants that restrict the Company from taking various actions, including, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the making of investments, the payment of dividends and other restricted payments, mergers, acquisitions and other fundamental corporate changes, capital expenditures, operating lease payments and transactions with affiliates. The Revolving Credit Facility contains other and more restrictive covenants, including certain financial covenants that require the Company to meet and maintain certain financial tests and minimum ratios such as a minimum working capital ratio, a minimum consolidated net worth test and a minimum interest coverage ratio.

     The Company expects significant expenditures in the remainder of 1998, including interest expense on the First Mortgage Notes, the Senior Notes and the Revolving Credit Facility, a payment in respect of the Company's supply agreement with Stroh's of $7.0 million, capital expenditures of approximately $35.0 million (a portion of which will be leased), and closing costs associated with the closed manufacturing facilities of approximately $2.0 million. In addition, at December 31, 1997, one of the Company's pension plans was underfunded. However, because of a change, effective January 1, 1998, to the market value asset valuation method for determining pension plan contributions, no further contributions to the Company's pension plans will be required in 1998 with respect to either current or past underfundings. Based on an average rate of return of 8% on plan assets, future required pension plan contributions are currently expected to be in the range of $4 to $8 million annually, depending on the performance of the underlying plan assets. However, to the extent that the actual rate of return differs from this assumed average rate of return, pension plan contributions could increase or decrease significantly. Peak needs are in spring and fall at which time working capital borrowings are estimated to be $20.0 million higher than at other times of the year. The Company's principal sources of liquidity through the remainder of 1998 and 1999 are expected to be funds derived from operations, borrowings under the Revolving Credit Facility and proceeds from asset sales.


IMPACT OF INFLATION



     The impact of inflation on the costs of the Company, and the ability to pass on cost increases in the form of increased sales prices, is dependent upon market conditions. While the general level of inflation in the domestic economy has been at relatively low levels, the Company has begun to pass on inflationary cost increases either as a result of contractual arrangements permitting the pass on of cost increases or as the result of recent negotiations with various customers.



SEASONALITY



     Due principally to the seasonal nature of the brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, the Company's shipment volume is typically higher in the second and third quarters. Consequently, the Company normally builds inventory during the first quarter in anticipation of seasonal demands during the second and third quarters. In addition, the Company generally schedules shutdowns of its plants for furnace rebuilds and machine repairs in the first and fourth quarters of the year to coincide with scheduled holiday and vacation time under its labor union contracts. These shutdowns adversely affect profitability during the first and fourth quarters. The Company is implementing alternatives to reduce downtime during these periods in order to minimize disruption to the production process and its negative effect on profitability.


YEAR 2000


     The Company's information systems cover a broad spectrum of software applications for its manufacturing processes, certain of which are custom designed. After an extensive study, the Company has updated its plan to achieve Year 2000 compliance by upgrading both packaged and custom-designed software currently in place. This upgrade is expected to resolve any Year 2000 issues. The Company has begun the upgrade of its systems in the second quarter of 1998 with a planned completion date of December 1998, with respect to packaged software, and June 1999, with respect to custom-designed software, which management believes provides sufficient time to resolve any unexpected issues.

     The Company has initiated formal communications with all of its significant suppliers to determine the extent to which the Company is vulnerable to the failure of such suppliers to remediate their own Year 2000 problems. The Company is currently in the process of grading the responses from low to high risk. In addition, although many of the Company's customers have been communicating with the Company regarding Year 2000 issues, the Company has not made any formal assessment of the effect which the failure of its larger customers to remediate their own Year 2000 problems could have on the Company's operations. Despite these efforts, there can be no assurance that the systems of other companies on which the Company relies will be timely converted, or that a failure to remediate by one or more of the Company's customers or suppliers would not have a material adverse effect on the Company.


                   FACTORS AFFECTING FUTURE OPERATING RESULTS


     There are a number of factors, including those specified below, which may adversely affect the Company's future operating results.

LIMITED OPERATING HISTORY; INSOLVENCY OF OLD ANCHOR

     The Company was formed in January 1997 to acquire certain assets and assume certain liabilities of Old Anchor. Prior to the Anchor Acquisition, the Company had no operations. In addition, former management of Old Anchor has largely been replaced since the consummation of the Anchor Acquisition in February 1997 and new management has concentrated on formulating and refining the Company's business strategy. Since the Anchor Acquisition, the Company has had a limited financial performance track record.

     Additionally, Old Anchor sought protection under Chapter 11 of the Bankruptcy Code in September 1996. In the bankruptcy, previous investors in, and lenders to, Old Anchor incurred substantial losses. From 1993 to 1996, Old Anchor had significant operating losses, incurring a 1996 net loss of approximately $655.8 million including a $490.2 million impairment of long-lived assets. As of December 31, 1996, Old Anchor had an accumulated deficit of approximately $823.2 million. The report of Arthur Andersen LLP, independent public accountants, on Old Anchor's 1995 and 1996 financial statements contains an explanatory paragraph because of the possible material effects of uncertainties resulting from Old Anchor's filing for reorganization under Chapter 11 of the Federal Bankruptcy Code and doubts about Old Anchor's ability to continue as a going concern following its sale of substantially all of its assets on February 5, 1997.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT


     Anchor has incurred significant Indebtedness. At June 30, 1998, Anchor's aggregate consolidated indebtedness was $233.9 million and it had outstanding advances of $30.4 million and outstanding letters of credit of $11.1 million under the Revolving Credit Facility. At such date, Anchor's stockholders' equity was $74.3 million. In addition, subject to the restrictions in the Revolving Credit Facility and the Indentures, the Company may incur additional indebtedness from time to time to finance capital expenditures or for other purposes. Substantially all of the Company's assets have been pledged to secure the First Mortgage Notes and the Revolving Credit Facility. For Fiscal 1997, the Company's earnings would have been insufficient to cover its fixed charges. The Company's debt service requirements (including interest and principal) over the next five years are expected to be approximately $26.9 million annually.


     The level of the Company's indebtedness could have important consequences, including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to service debt and will not be available for other purposes;
(ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or other needs may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry in which it competes and economic conditions in general. Certain of the Company's competitors currently operate on a less leveraged basis and have significantly greater operating and financing flexibility than the Company.

     The Company's ability to pay interest on, and to repay portions of, its long-term indebtedness and to satisfy its other debt obligations will depend upon its future operating performance and the availability of refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. In addition, the indenture governing the 10 1/4% Senior Secured Notes (the "Consumers International Notes") of Consumers International, Anchor's indirect parent, and Consumers' revolving credit facility substantially restrict Consumers' ability to make further investments in the Company whether through equity investments, loans or otherwise. Accordingly, Anchor will not be able to rely on Consumers for liquidity or for payments on its long-term indebtedness. The Company anticipates that its operating cash flow, together with borrowings under the Revolving Credit Facility, will be sufficient to meet its operating needs and to meet its debt service requirements as they become due, assuming that the Company achieves a significant portion of the cost reduction components of its business strategy. See "Business -- Business Strategy." However, if this is not the case, the Company will be forced to seek alternatives that may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any such strategy could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In addition, the Company's Series A Preferred Stock issued to certain creditors of Old Anchor and contributed to the Plans in connection with the Anchor Acquisition is subject to mandatory redemption in 2009, which could adversely affect Anchor's ability to refinance the First Mortgage Notes or the Senior Notes at their maturity.

SIGNIFICANT EXPENDITURES; DEPENDENCE ON SUCCESSFUL IMPLEMENTATION OF BUSINESS STRATEGY

     The Company has significant cash expenditures relating to the operation of its business, including the following: (i) required pension plan contributions in the range of approximately $4 to $8 million annually for the next five years, based on an assumed average rate of return of 8% on plan assets; (ii) a payment in respect of the Company's supply agreement with Stroh's of $7.0 million in 1998; (iii) significant capital expenditures of approximately $35 million and $56 million in the remainder of 1998 and 1999, respectively; and (iv) significant cash expenses of closing the Houston and Dayville plants and certain plants previously closed by Old Anchor, including an estimated $2.0 million in the remainder of 1998. In addition, with respect to the Company's expected required pension plan contributions, to the extent that the actual rate of return differs from the assumed average rate of return of 8%, the actual required pension plan contributions could increase or decrease significantly.

     The Company is also accruing annual dividend payment obligations of approximately $5.6 million in respect of the Company's Series A Preferred Stock. In addition, the Company's Series B Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), receives dividends in kind only until February 2000 and beginning thereafter will accrue annual dividend payments of $8.5 million, as declared by the board of directors of the Company.

     In order to meet its fixed payment obligations and retain sufficient borrowing availability under the Revolving Credit Facility to satisfy its working capital requirements, the Company must achieve significant cash flow from operations which requires it to improve its operating results significantly over those of Old Anchor. In order to improve on Old Anchor's operating results, the Company must achieve substantial cost savings and improvements in average selling prices resulting from a shift in product mix toward products with higher average selling prices. In the event that the operating improvements from management's business strategy are materially less than estimated and/or require a longer time frame than anticipated to achieve or the estimated costs of the plant closings are materially higher than anticipated, the Company's ability to service its debt and pay its other fixed charges could be adversely impacted.

     In the event that Anchor's cash flow from operations is less than anticipated or its cash expenditures are greater than anticipated and available borrowings under the Revolving Credit Facility are used, there can be no assurance that Anchor can raise additional funds through equity or debt financings or asset sales given the financial and other covenants to which Anchor is subject under the Indentures and the Revolving Credit Facility, Old Anchor's insolvency and uncertainty regarding Anchor's future operating performance, the pledge by Anchor of substantially all of its assets to secure the First Mortgage Notes and the Revolving Credit Facility and the limitations on investments by Consumers in Anchor imposed under Consumers' credit facilities and Consumers International Indenture. See "-- Substantial Leverage; Ability to Service Debt" and "-- Restrictive Debt Covenants."

RESTRICTIVE DEBT COVENANTS

     The Indentures restrict the ability of the Company and its Restricted Subsidiaries to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments or investments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to the First Mortgage Notes or Senior Notes, as the case may be, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. The Indentures also impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company. In addition, the Revolving Credit Facility contains other and more restrictive covenants and prohibits the Company from prepaying the First Mortgage Notes or the Senior Notes, except in certain circumstances. The Revolving Credit Facility also requires the Company to maintain specified financial ratios and satisfy certain financial tests. The Company's ability to meet such financial ratios and tests may be affected by events beyond its control. There can be no assurance that the Company will meet such tests. A breach of any of these covenants could result in an event of default under the Revolving Credit Facility. If such an event of default occurs, the lenders could elect to declare all amounts borrowed under the Revolving Credit Facility, together with accrued interest, to be immediately due and payable and to terminate all commitments under the Revolving Credit Facility. If the Company were unable to repay all amounts declared due and payable, the lenders could proceed against the collateral securing such loans to satisfy the indebtedness and other obligations due and payable. If indebtedness under the Revolving Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company.

COMPETITION; THE GLASS CONTAINER MARKET

     The Company is subject to intense competition from other glass container producers as well as from makers of alternative forms of packaging, such as aluminum cans and plastic containers. The Company's principal competitors among glass container producers are Owens and Ball-Foster, both of which are larger competitors with less leverage and more financial resources than the Company. Over the past several years, there has been a decline in the glass container industry, principally as a result of the loss of market share in the soft drink and food industries to alternative forms of packaging. Competitive pressures from alternative forms of packaging, as well as consolidation in the glass container industry, have resulted in excess capacity and have led to severe pricing pressures on glass container manufacturers. See "Item 1.
Business -- Competition."

     During the period of its continued losses, insolvency and uncertainty regarding future operations and ownership, Old Anchor's relationships with many of its major customers were adversely affected and Old Anchor lost certain customers or received volume reductions and in many cases reduced prices substantially in order to maintain production volumes. In order to successfully improve the Company's operating performance as compared to Old Anchor, the Company will need to establish and maintain strong relationships with major customers based upon competitive pricing. There can be no assurance that the Company will be able to achieve this objective.

DEPENDENCE ON KEY PERSONNEL AND G&G

     Certain executive officers of the Company are key to the management and direction of the Company. In addition, the Company has entered into a Management Agreement (the "Management Agreement") with G&G, an affiliate of the Company, for the provision of certain management services, including marketing, managerial and technical assistance. See "Item 7. Certain Relationships and Related Transactions." The initial term of the Management Agreement expires on February 5, 2000. Thereafter, the Management Agreement automatically renews for periods of one year unless either party gives notice of termination at least six months prior to the expiration of the then current term. In addition, the Company does not, as a general rule, enter into employment agreements with its executive officers and/or other key employees. The loss of the services of such executive officers or of G&G, by termination of the Management Agreement or otherwise, could have a material adverse effect on the Company, and there can be no assurance that the Company would be able to find replacements for such executive officers or G&G with equivalent business experience and skills. See "Item 5. Directors and Executive Officers" and "Item 7. Certain Relationships and Related Transactions."

CONTROLLING STOCKHOLDER; TRANSACTIONS WITH RELATED PARTIES

     Mr. Ghaznavi effectively controls Anchor through G&G's control of Consumers and its subsidiaries, Consumers International and Consumers U.S. Consumers U.S. currently owns approximately 57% of Anchor on a fully diluted basis and is entitled, as sole holder of the Class B Common Stock, to appoint seven of the eleven members of Anchor's Board of Directors (the "Board of Directors") until February 5, 2000. See "Item 5. Directors and Executive Officers." As a result, Anchor is part of a group of glass manufacturing companies with Consumers and Glenshaw. A portion of the cost savings anticipated to be achieved by Anchor in connection with the implementation of its business strategy is dependent upon the successful reallocation of customers between Anchor and Consumers in order to achieve operational efficiencies. In addition, it is anticipated that Anchor will be party to a number of arrangements with Consumers, Glenshaw and other affiliated companies regarding, among other things, bulk purchasing, production for customers (for which commissions may be payable), managerial services, including the Management Agreement with G&G, leasing of fleets and equipment and shipping. See "Item 7. Certain Relationships and Related Transactions." The Indentures and the Revolving Credit Facility limit commissions and other fees payable by the Company to Consumers and its affiliates and otherwise require that transactions and agreements among the companies be on terms no less favorable to the Company than could be obtained from third parties and, for transactions in excess of certain thresholds, be approved by the Company's independent directors and/or submitted to an independent financial advisor. The business, financial condition and results of operations of the Company may be adversely affected by decisions made by Consumers taking into account the needs of Consumers, Glenshaw and other affiliated companies. A default on indebtedness, insolvency or bankruptcy of Consumers could adversely affect Anchor's business and results of operations, given that many members of management at Consumers are involved in Anchor's affairs and that Anchor may be closely associated with Consumers, its customers and suppliers, which could adversely affect trading prices for the Class C Common Stock being registered hereby or Anchor's ability to raise debt or equity capital.

LABOR RELATIONS

     The Company is a party to collective bargaining agreements with labor unions that will expire between March 1999 and August 1999. In the aggregate, under those agreements the Company currently employs approximately 2,650 full-time employees. The Company's inability to negotiate acceptable contracts with these unions could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. Although Old Anchor historically has not had any labor disruptions, if the unionized workers were to engage in a strike or other work stoppage, the Company could experience a significant disruption of its operations and higher ongoing labor costs, which could have an adverse effect on the Company's business, financial position and results of operations. See "Item 1.
Business -- Employees."

DEPENDENCE ON KEY CUSTOMERS

     The Company's two largest customers (Anheuser-Busch and Stroh's) accounted for approximately 8.8% and 15.6% of its net sales for Fiscal 1997, respectively. The termination by either of such customers of its relationship with the Company could have a material adverse effect upon the Company's business, financial position and results of operations.

     The Company's existing customers' purchase orders and contracts typically vary from one to three years. Prices under these arrangements are tied to market standards and therefore vary with market conditions. The contracts generally are requirements contracts which do not obligate the customer to purchase any given amount of product from the Company. Accordingly, notwithstanding the existence of certain supply contracts, the Company faces the risk that customers will not purchase the amounts expected by the Company pursuant to such supply contracts. In addition, with the exception of the Fevisa production, the Company has a purchase order relationship with Anheuser-Busch whereby Anheuser-Busch renegotiates with the Company each year for the next year's purchase orders. Accordingly, past purchase orders placed by Anheuser-Busch are not necessarily indicative of future purchase orders.

SEASONALITY; RAW MATERIALS

     Due principally to the seasonal nature of the brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, the Company's shipment volume is typically higher in the second and third quarters. Consequently, the Company normally builds inventory during the first quarter in anticipation of seasonal demands during the second and third quarters. In addition, the Company generally schedules shutdowns of its plants for furnace rebuilds and machine repairs in the first and fourth quarters of the year to coincide with scheduled holiday and vacation time under its labor union contracts. These shutdowns adversely affect profitability during the first and fourth quarters.

     Sand, soda ash, limestone, cullet and corrugated packaging materials are the principal raw materials used by the Company. Raw materials represented approximately 28% of the cost of products sold for the Company in Fiscal 1997. The Company believes that a sufficient supply of these raw materials exists and that the Company is not dependent upon any single supplier for any of them. However, material increases in the cost of any of the principal raw materials used by the Company could have a material adverse impact on the Company's results of operations.

ENVIRONMENTAL AND OTHER GOVERNMENT REGULATION

     Environmental Regulation and Compliance. The Company's operations are subject to increasingly complex and detailed Federal, state and local laws and regulations including, but not limited to, the Federal Water Pollution Control Act of 1972, as amended, the U.S. Clean Air Act, as amended, and the Federal Resource Conservation and Recovery Act, as amended, that are designed to protect the environment. Among the activities subject to regulation are the disposal of checker slag (furnace residue usually removed during furnace rebuilds), the disposal of furnace bricks containing chromium, the disposal of waste, the discharge of water used to clean machines and cooling water, dust produced by the batch mixing process, underground storage tanks and air emissions produced by furnaces. In addition, the Company is required to obtain and maintain permits in connection with its operations. Many environmental laws and regulations provide for substantial fines and criminal sanctions for violations. The Company believes that it is in material compliance with applicable environmental laws and regulations. It is difficult to predict the future development of such laws and regulations or their impact on future earnings and operations, but the Company anticipates that these standards will continue to require increased capital expenditures. There can be no assurance that material costs or liabilities will not be incurred.

     Certain environmental laws, such as CERCLA and analogous state laws provide for strict, joint and several liability for investigation and remediation of releases of hazardous substances into the environment. Such laws may apply to conditions at properties presently or formerly owned or operated by an entity or its predecessors, as well as properties at which wastes attributable to an entity or its predecessors were disposed. See "Item 1. Business -- Environmental and Other Government Regulation."

     The Company is engaged in investigation and remediation projects at plants currently being operated and at closed facilities. In addition, Old Anchor was named as a PRP under CERCLA with respect to a number of sites. Of these sites, the Company has assumed responsibility with respect to four sites that are currently active. While the Company may be jointly and severally liable for costs related to these sites, in most cases, it is only one of a number of PRPs who are also jointly and severally liable. With respect to the four currently active sites for which the Company has assumed responsibility, the Company estimates that its share of the aggregate cleanup costs of such sites should not exceed $2.0 million, and that the likely range after taking into consideration the contributions anticipated from other potentially responsible parties could be significantly less. However, no assurance can be given that the cleanup costs of such sites will not exceed $2.0 million or that the Company will have these funds available. The Company has established reserves of approximately

$16.0 million for environmental costs which it believes are adequate to address the anticipated costs of remediation of these operated and closed facilities and its liability as a PRP under CERCLA. The timing and magnitude of such costs cannot always be determined with certainty due to, among other things, incomplete information with respect to environmental conditions at certain sites, the absence of regulatory determinations with respect to environmental requirements at certain sites, new and amended environmental laws and regulations, and uncertainties regarding the timing of remedial expenditures.

     Capital expenditures required for environmental compliance were approximately $0.8 million for Fiscal 1997 and are anticipated to be approximately $1.7 million annually in 1998 and 1999. However, there can be no assurance that future changes in such laws, regulations or interpretations thereof or the nature of the Company's operations will not require the Company to make significant additional capital expenditures to ensure compliance in the future.

     ERISA. The Company maintains two defined benefit plans and two profit sharing plans that, prior to the Anchor Acquisition, were maintained by Old Anchor. These plans are covered by ERISA, are tax-qualified under the Code, and subject to regulation by the Internal Revenue Service and the Department of Labor. The two defined benefit plans are also subject to regulation by the PBGC. The Company's two profit sharing plans contain cash or deferred arrangements under Section 401(k) of the Code. The Company's tax-qualified plans must meet stringent requirements both in form and in operation in order to maintain their tax-qualified status. These requirements are constantly changing with the enactment of new pension legislation, the issuance of new Treasury regulations and other guidance from the Internal Revenue Service. The loss of a plan's qualified status could result in the assessment of tax on the plan's trust income, disallowance of the Company's tax deduction for contributions, and immediate income tax liability upon individual participants' benefits.

     The defined benefit plan covering salaried employees was frozen at the end of 1994, and, at the end of 1997, was not underfunded under SFAS No. 87. However, at the end of 1997, the defined benefit plan maintained for hourly employees was significantly underfunded with unfunded benefits under SFAS No. 87 totaling approximately $55.5 million. However, because of a change, effective January 1, 1998, to the market value asset valuation method for determining pension plan contributions, no further contributions will be required in 1998 with respect to either current or past underfundings. Pension underfunding contributions made to the two defined benefit plans during 1997, excluding contributions made by the Company upon the closing of the Anchor Acquisition, were approximately $15.1 million. In addition, increased premiums to the PBGC under its pension guaranty program of approximately $1.8 million in 1997.

     Based upon an average rate of return of 8% on plan assets, required pension plan contributions are expected to be in the range of $4 to $8 million annually for the next five years, depending on the performance of the underlying plan assets. However, to the extent the actual rate of return differs from this assumed average rate of return, actual required pension plan contributions could increase or decrease significantly.

     Employee Health and Safety Regulation. The Company's operations are subject to a variety of worker safety laws. OSHA and analogous state laws mandate general requirements for safe workplaces for all employees. The Company believes that its operations are in material compliance with applicable employee health and safety laws.

     Deposit and Recycling Legislation. In recent years, legislation has been introduced at the Federal, state and local levels that would require a deposit or tax, or impose other restrictions, on the sale or use of certain containers, particularly beer and carbonated soft drink containers. To date, ten states have enacted some form of deposit legislation, although no such new legislation has been enacted since 1986. The enactment of additional laws or comparable administrative actions that would require a deposit on beer or soft drink containers, or otherwise restrict their use, could have a material adverse effect on the Company's business. In jurisdictions where deposit legislation has been enacted, the consumption of beverages in glass bottles has generally declined due largely to the preference of retailers for handling returned cans and plastic bottles. Container deposit legislation continues to be considered from time to time at various governmental levels.

ITEM 3.  PROPERTIES

     The Company's administrative and executive offices are located in Tampa, Florida. The Company owns and operates nine glass manufacturing plants. The Company also leases a building located in Streator, Illinois, that is used as a machine shop to rebuild glass-forming related machinery and one mold shop located in Zanesville, Ohio, as well as additional warehouses for finished products in various cities throughout the United States. Substantially all of the Company's owned and leased properties are pledged as collateral securing the Company's obligations under the First Mortgage Notes and the related Indenture.

     As part of its long-term business strategy, the Company closed its Houston plant effective as of February 1997 and its Dayville plant effective as of April 1997. Two furnaces and five machines have also been removed from service, one furnace and one machine at the Company's Jacksonville plant and one furnace and four machines at its Connellsville plant. In addition, management will continue to monitor business conditions and utilization of plant capacity to determine the appropriateness of further plant closings.

     The following table sets forth certain information about the facilities owned and being operated by the Company as of August 1, 1998.

                                               NUMBER OF   NUMBER OF   BUILDING AREA
                 LOCATION(1)                   FURNACES    MACHINES    (SQUARE FEET)
                 -----------                   ---------   ---------   -------------
Operating Plants:
  Jacksonville, Florida(2)...................  3           5           624,000
  Warner Robbins, Georgia....................  2           8           864,000
  Lawrenceburg, Indiana......................  1           4           504,000
  Winchester, Indiana........................  2           6           627,000
  Shakopee, Minnesota........................  2           6           360,000
  Salem, New Jersey(3).......................  3           6           733,000
  Elmira, New York...........................  2           6           912,000
  Henryetta, Oklahoma........................  2           6           664,000
  Connellsville, Pennsylvania(4).............  2           4           624,000

---------------
(1) Keyser, West Virginia, Gas City, Indiana, Cliffwood, New Jersey, Royersford, Pennsylvania, Chattanooga, Tennessee, Houston, Texas and Dayville, Connecticut are closed plants that are part of the collateral securing the First Mortgage Notes and the Company's obligations under the related Indenture.

(2) The Company removed one furnace and one machine from production at this facility in February 1997.

(3) A portion of the site on which this facility is located is leased pursuant to several long-term leases.

(4) The Company removed one furnace and four machines from production at this facility in February 1997.

     The following table sets forth certain information about the facilities leased by the Company as of August 1, 1998 (other than the Tampa headquarters):

                                                    LEASE
                                                BUILDING AREA      EXPIRATION
                   LOCATION                       (SQ. FT.)           DATE
                   --------                     -------------    --------------
Warehouses:
  Dayville, Connecticut.......................    985,000         August 2018
  Jacksonville, Florida.......................    120,000          June 2003
  Adairsville, Georgia........................    165,000          June 1999
  Winchester, Indiana.........................    120,000          June 2000
  Savage, Minnesota...........................    102,000        month to month
  Salem, New Jersey(1)........................   land only        January 2029
  Mt. Pleasant, Pennsylvania..................    100,000        month to month
  Mississauga, Ontario, Canada................    48,000         month to month
  Fort Collins, Colorado......................    120,000          June 2003
Machine Shop:
  Streator, Illinois..........................    130,000        month to month
Mold Shop:
  Zanesville, Ohio............................    102,000        December 2008

---------------
(1) The building is owned by the Company and has 733,000 square feet.

     Headquarters Lease. In connection with the Anchor Acquisition, the Company assumed and amended Old Anchor's lease of the headquarters facility located in Tampa, Florida and a related option to purchase. In January 1998, the Company exercised its option to purchase and assigned the option to a third party purchaser of the facility. Anchor has entered into a lease pursuant to which it will lease a portion of the headquarters facility for an initial term of ten years.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Company's Class A Common Stock and Class B Common Stock (collectively the "Voting Common Stock") as of August 1, 1998 by: (i) each person who is known by the Company to beneficially own 5% or more of such Voting Common Stock; (ii) each Director of the Company; (iii) the Company's Chief Executive Officer and the Named Executive Officers (as defined); and (iv) all current Directors and executive officers of the Company as a group.

                                     CLASS AND AMOUNT OF           PERCENTAGE                PERCENTAGE
                                   BENEFICIAL OWNERSHIP(1)        (BY CLASS)(1)           (BOTH CLASSES)(1)
                                   -----------------------   -----------------------   -----------------------
                                              PRIMARY AND
                                   ACTUAL    FULLY DILUTED   PRIMARY   FULLY DILUTED   PRIMARY   FULLY DILUTED
NAME(1)                            ------    -------------   -------   -------------   -------   -------------
DIRECTORS AND EXECUTIVE OFFICERS:
John J. Ghaznavi(2)..............       --            --         --           --          --           --
M. William Lightner(3)...........       --            --         --           --          --           --
David T. Gutowski(4).............       --            --         --           --          --           --
Paul H. Farrar(5)................       --            --         --           --          --           --
C. Kent May(6)...................       --            --         --           --          --           --
Steven J. Friesen(7).............       --            --         --           --          --           --
Richard M. Deneau(8).............       --            --         --           --          --           --
George C. Lusby(9)...............       --            --         --           --          --           --
William J. Shaw..................       --            --         --           --          --           --
Christopher M. Mackey(10)........  116,855       691,388       64.9          6.9        35.1          2.4
                                   Class A       Class A
All Directors and executive
  officers as a group (17
  persons).......................  116,855       691,388       64.9          6.9        35.1          2.4
FIVE PERCENT STOCKHOLDERS:
Smith Barney, as escrow
  agent for certain creditors      214,506     3,969,013
  of Old Anchor(11)..............  Class A       Class A       93.5         39.1        77.1         13.9
Anchor Glass Container
  Corporation Service                   --     1,341,079
  Retirement Plan(12)(13)........                Class A       73.2         13.2        49.0          4.7
Anchor Glass Container
  Corporation Retirement
  Plan for Salaried                     --       158,921
  Employees(12)(14)..............                Class A       24.5          1.6        10.2          0.6
                                   902,615    17,309,942
Consumers U.S., Inc.(15).........  Class B       Class B      100.0         97.2        97.3         62.7
                                        --       525,000
G&G Investments, Inc.(16)........                Class B       36.8          2.8        27.4          1.8

---------------
 (1) Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to shares beneficially owned and all addresses are in care of the Company. All primary share amounts and percentages reflect beneficial ownership determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All fully diluted share amounts and percentages reflect beneficial ownership of Voting Common Stock determined on a fully diluted basis. All information with respect to beneficial ownership has been furnished by the respective Director, executive officer or stockholder, as the case may be, as of August 1, 1998.

 (2) Through G&G, Ghaznavi Canada Inc. and other affiliates, Mr. Ghaznavi beneficially owns 21,619,584 shares of the voting common stock of Consumers, including 1,588,126 shares issuable upon the exercise of currently exercisable options. Mr. Ghaznavi is the controlling shareholder of G&G and Consumers U.S.

 (3) Mr. Lightner beneficially owns 138,800 shares of the voting common stock of Consumers, including 135,000 shares issuable upon the exercise of currently exercisable options, but not including 2,000 shares owned by Mr. Lightner's spouse with respect to which Mr. Lightner disclaims beneficial ownership.

 (4) Mr. Gutowski beneficially owns 126,300 shares of the voting common stock of Consumers, including 115,000 shares issuable upon the exercise of currently exercisable options.

 (5) Mr. Farrar beneficially owns 30,000 shares of the voting common stock of Consumers, including 25,000 shares issuable upon the exercise of currently exercisable options.

 (6) Mr. May beneficially owns 92,600 shares of the voting common stock of Consumers, including 85,000 shares issuable upon the exercise of currently exercisable options.

 (7) Mr. Friesen beneficially owns 25,000 shares of the voting common stock of Consumers, all of which are issuable upon the exercise of currently exercisable options.

 (8) Mr. Deneau beneficially owns 33,333 shares of the voting common stock of Consumers, all of which are issuable upon the exercise of currently exercisable options.

 (9) Mr. Lusby beneficially owns 35,000 shares of the voting common stock of Consumers, all of which are issuable upon the exercise of currently exercisable options.

(10) Includes 574,533 shares issuable upon conversion of 137,888 shares of Series A Preferred Stock. Mr. Mackey has beneficial ownership of 116,801 shares of Class A Common Stock and 137,846 shares of Series A Preferred Stock through CoMac Partners, L.P., CoMac International N.V., CoMac Opportunities Fund, L.P. and CoMac Endowment Fund, L.P. Pursuant to Rule 13d-4 under the Securities Act, Mr. Mackey disclaims beneficial ownership of such shares. The address for this stockholder is 1 Greenwich Office Park, 3rd Floor, Greenwich, Connecticut 06831.

(11) Includes 3,421,663 shares issuable upon conversion of 821,199 shares of Series A Preferred Stock and 332,844 shares issuable upon the exercise of certain currently exercisable warrants. The 214,506 shares of Class A Common Stock, the 821,199 shares of Series A Preferred Stock and the warrants are held by Smith Barney, as escrow agent, pursuant to an escrow agreement between Old Anchor and Smith Barney. Such shares and warrants are in the process of being distributed to the creditors of Old Anchor. The address of Smith Barney is 388 Greenwich Street, 19th Floor, New York, New York 10013.

(12) This stockholder's shares of Series A Preferred Stock are held in trust by The Chase Manhattan Bank, as trustee of such benefit plan and the current address for this stockholder is c/o The Chase Manhattan Bank, 3 Chase Metrotech Center, Brooklyn, New York 11245. However, an "investment manager," as that term is defined in Section 3(38) of ERISA, will be appointed to control the shares contributed to the plans. When appointed, such investment manager will have exclusive control over this stockholder's shares of Series A Preferred Stock and any shares of Class A Common Stock into which such shares of Series A Preferred Stock may be converted. Pursuant to an agreement among the Company, Consumers and the PBGC, a valuation of the shares of Series A Preferred Stock contributed to the Plans has been performed by an independent appraiser, which was completed in November 1997. In March 1998, the Company made an additional contribution to the Plans of $0.7 million in cash to bring the value of the contribution to $9.0 million.

(13) All 1,341,079 shares of this stockholder's beneficially owned shares of Class A Common Stock are issuable upon conversion of 321,859 shares of Series A Preferred Stock.

(14) All 158,921 shares of this stockholder's beneficially owned shares are issuable upon conversion of 38,141 shares of Series A Preferred Stock.

(15) Includes 17,064,682 shares issuable upon conversion of 3,754,230 shares of Series B Preferred Stock (including 394,230 shares of Series B Preferred Stock, accrued as of June 30, 1998 as a payment in kind dividend). Does not include, however, shares of Series B Preferred Stock which have accrued since

     June 30, 1998 as a payment in kind dividend. On a fully diluted basis, Consumers U.S. currently owns approximately 57% of the three classes of common stock of the Company. Not including the Class C Common Stock (which is nonvoting), Consumers U.S. owns approximately 63.8% of the voting common stock of the Company on a fully diluted basis. All of the shares of Class B Common Stock and Series B Preferred Stock currently owned or subsequently acquired by Consumers U.S. are pledged to secure Consumers U.S.' guarantee of the Company's obligations under the First Mortgage Notes and the related Indenture. The address for Consumers U.S. is 3140 William Flinn Highway, Allison Park, Pennsylvania 15101.

(16) All 525,000 shares are issuable upon the exercise of currently exercisable warrants. The address for G&G is 3140 William Flinn Highway, Allison Park, Pennsylvania 15101.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Directors and Officers. The following table sets forth certain information regarding each of the Company's directors and executive officers.

NAME                                        AGE                    POSITION
----                                        ---                    --------
John J. Ghaznavi..........................  63    Chairman, Chief Executive Officer and
                                                  Director
Richard M. Deneau.........................  51    President, Chief Operating Officer and
                                                  Director
M. William Lightner, Jr...................  64    Senior Vice President -- Finance, Chief
                                                    Financial Officer, Treasurer and Director
David T. Gutowski.........................  49    Senior Vice President -- Administration and
                                                    Director
C. Kent May...............................  58    Senior Vice President, General Counsel,
                                                    Secretary and Director
Paul H. Farrar............................  63    Director
Steven J. Friesen.........................  53    Director
Christopher M. Mackey.....................  38    Director
William J. Shaw...........................  55    Director
Roger L. Erb..............................  55    Senior Vice President -- Operations
Gordon S. Love............................  48    Senior Vice President -- Sales and
                                                  Marketing
Edward M. Jonas...........................  60    Controller
Eugene K. Pool............................  62    Vice President, Associate General Counsel
                                                  and Assistant Secretary
John F. Robichaud.........................  52    Vice President -- Order Management and
                                                    Scheduling Logistics
George C. Lusby III.......................  54    Industry Vice President -- Sales and
                                                  Marketing
John L. Day...............................  51    Industry Vice President -- Sales and
                                                  Marketing
Gregory C. Sinatro........................  46    Industry Vice President -- Sales and
                                                  Marketing

     Term of Office. Each director serves until such director's successor is elected and qualified or until such director's earlier resignation, retirement, disqualification, removal from office or death. Each Officer serves until the first meeting of the Board of Directors following the next annual meeting of the stockholders and until such officer's successor is chosen and qualified.

     John J. Ghaznavi became Chairman of the Board and Chief Executive Officer of the Company in January 1997. He has been Chairman, Chief Executive Officer and a director of each of Consumers, Glenshaw and G&G since 1993, 1988 and 1987, respectively. Mr. Ghaznavi is currently a member of the Board of Directors of the Glass Packaging Institute.

     Richard M. Deneau assumed his duties as President and Chief Operating Officer of the Company in July 1997 and as a director in June 1998. From January 1996 until June 1997, Mr. Deneau was Senior Vice President and Chief Operating Officer of Ball-Foster. From October 1992 to January 1996, he was Senior Vice President in charge of the domestic beverage can operations of American National Can Company. Prior to

October 1992, Mr. Deneau was Senior Vice President of Sales at American National Can Company's division and the predecessor of Ball-Foster, Foster Forbes ("Foster-Forbes").

     M. William Lightner, Jr. joined the Company in January 1997 as a director and as Vice President, Treasurer and Chief Financial Officer. He became Vice President -- Finance in March 1997 and Senior Vice President -- Finance in June 1997. Since July 1994, Mr. Lightner has been Vice President of Finance and Chief Financial Officer of Consumers. From 1989 to 1992, Mr. Lightner served as Chairman of MICA Resources, a privately held aluminum processor and brokerage company. Mr. Lightner was a partner with Arthur Andersen & Co. from 1969 to 1989.

     David T. Gutowski joined the Company in January 1997 as a director and as a Vice President and became Vice President -- Administration in March 1997 and Senior Vice President -- Administration in June 1997. He has been a director of Consumers since 1993. Mr. Gutowski served as Treasurer and Chief Financial Officer of G&G since 1988.

     C. Kent May became a director of the Company in January 1997 and became Vice President, General Counsel and Secretary of the Company in March 1997. He became Senior Vice President in June 1997. Mr. May has served as a director of Consumers since 1993 and he was appointed General Counsel of Consumers in March 1997. Mr. May has been an associate, partner or member of the law firm of Eckert Seamans Cherin & Mellott, LLC since 1964, and served as the managing partner of such firm from 1991 to 1996.

     Paul H. Farrar became a director of the Company in February 1997 and has served as a director of Consumers since 1994. Mr. Farrar has been Chairman of Adelaide Capital Corporation, an investment company, since 1994, and he served as Senior Vice President of Canadian Imperial Bank of Commerce, a Canadian chartered bank from 1986 to December 1993.

     Steven J. Friesen became a director of the Company in June 1998. Mr. Friesen has been Vice Chairman of G&G since September 1997. For the two years prior to joining G&G he was an independent consultant and managed his own investments. Prior thereto he was Chief Executive Officer of the Foster Forbes Glass Division of American National Can.

     Christopher M. Mackey became a director of the Company in June 1998. Mr. Mackey has been President and Co-Chairman of the Board of Directors of CMS Advisers, Inc., an investment company, since 1992.

     William J. Shaw became a director of the Company in June 1998. Mr. Shaw has been Chairman, President and Chief Executive Officer of Thousand Trails, Inc., the owner/manager of recreational campgrounds, since May 1995. He also served as President and Chief Executive Officer of Ameriscribe, Inc., a data management firm, from 1989 to 1994.

     Roger L. Erb became Senior Vice President -- Operations of the Company in October 1997. From September 1995 until June 1997, Mr. Erb was Senior Vice President of Technical Services at Ball-Foster. Prior thereto, he was employed at Foster Forbes, serving as Senior Vice President of Technical Services from June 1994 to September 1995, Senior Vice President of Operations from January 1993 to June 1994, and Vice President of Technical Services prior to 1993.

     Gordon S. Love became Senior Vice President -- Sales and Marketing of the Company in July 1997. From October 1996 until June 1997, Mr. Love was Vice President of Sales for Beer and Liquor at Ball-Foster. From September 1995 until October 1996, he was Senior Vice President of Beverage Sales at Ball-Foster. Prior thereto, he was employed at Foster Forbes, serving as Senior Vice President of Sales and Marketing from July 1993 to September 1995, Vice President of Sales from October 1992 to July 1993, and Beer Product Manager prior to October 1992.

     Edward M. Jonas joined the Company in February 1997 and became Controller of the Company in March 1997. Mr. Jonas joined the predecessor to Old Anchor in 1968 and was Comptroller of Old Anchor from 1983 through early 1995.

     Eugene K. Pool joined Old Anchor in June 1988 as Senior Counsel. Mr. Pool was appointed Assistant Secretary of Old Anchor in 1988, Associate General Counsel of Old Anchor in 1991 and Vice President-Associate General Counsel of Old Anchor in 1995. In February 1997, Mr. Pool became Assistant Secretary of the Company and in March 1997, he became Vice President and Associate General Counsel for the Company.

     John F. Robichaud joined the Company in September 1997 as Vice
President -- Order Management and Scheduling Logistics. From 1992 until September 1997 he was Director of Logistics for Consumers and from 1986 to 1992 was Director of Marketing for Consumers.

     George C. Lusby III joined the Company in March 1997 as Industry Vice President of Sales and Marketing. Mr. Lusby has served as Vice President of Sales and Marketing and as a director of Glenshaw since 1987.

     John L. Day became Industry Vice President of Sales and Marketing for the Company in March 1997. From September 1993 to February 1997, Mr. Day served as Vice President -- Beer Sales of Old Anchor and from August 1990 to September 1993, he served as Director of Sales of Old Anchor.

     Gregory C. Sinatro became Industry Vice President of Sales and Marketing for the Company in March 1997. From October 1994 to February 1997, Mr. Sinatro served as Senior Vice President of Food/Consumer Products of Old Anchor and from January 1989 to September 1994, he served as Vice President -- Consumer Products Division of Old Anchor.

BOARD OF DIRECTORS OF THE COMPANY

     Classification of Board. Pursuant to the Amended and Restated Certificate of Incorporation (the "Restated Charter") of the Company, until February 5, 2000, the holders of the Class A Common Stock are entitled to elect four directors (the "Class A Directors") and the holders of the Class B Common Stock are entitled to elect seven directors (the "Class B Directors"). Messrs. Mackey and Shaw are Class A Directors (the remaining Class A Directors have not yet been designated). Messrs. Ghaznavi, Lightner, Gutowski, Farrar, Friesen, Deneau and May are Class B Directors.


     From and after February 5, 2000, the Board of Directors has discretion to determine the number of directors (each a "Director") constituting the Board of Directors, and such number of Directors will be divided into three classes, as nearly equal in the number of Directors as possible. The term of Directors of the first, second and third class will expire at the first, second and third annual meeting after their election, respectively. At each annual meeting, the number of Directors constituting the class whose term has expired at the time of such meeting will be elected to hold office until the third succeeding annual meeting. Until February 5, 2000, Class A Directors may be removed with or without cause only by the holders of Class A Common Stock and Class B Directors may be removed with or without cause only by the holders of Class B Common Stock. Thereafter, all classes of Common Stock (as defined) of the Company will be consolidated on a one to one share basis into one class of Common Stock (the "Consolidated Common Stock"). Upon such consolidation, all holders of Consolidated Common Stock will have the same voting and other rights, including the right to vote in the general election of directors. In addition, upon such consolidation, pursuant to the Bylaws of the Company (the "Bylaws"), Directors may be removed only with cause by the affirmative vote of the holders of 75% of the outstanding shares of the Consolidated Common Stock.


     The foregoing provisions of the Restated Charter and the Bylaws are subject to the rights, if any, of any series of preferred stock of the Company to elect additional Directors under circumstances specified in the certificate of designation relating to such preferred stock.

     Officers of the Company serve at the discretion of the Board of Directors.

     Compensation of Directors. Non-employee directors of the Company are entitled to receive an annual director's fee of $7,000. Effective with the Settlement, the amount of the annual fee for non-employee directors has been increased to $15,000. In addition, fees of $750 are paid to non-employee directors for each directors' meeting and committee meeting attended unless more than one meeting is held on the same day, in which case the fee for attending each subsequent meeting is $500.

ITEM 6.  EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     Included in the table below, is compensation awarded to, earned by or paid, during Fiscal 1997 to the Company's Chief Executive Officer and the four most highly compensated executive officers who were serving as officers at the end of Fiscal 1997 (the "Named Executive Officers").

                                                     ANNUAL COMPENSATION
                                         --------------------------------------------
                                                                      OTHER ANNUAL          ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR   SALARY($)(2)   BONUS($)   COMPENSATION($)(3)   COMPENSATION($)(4)
---------------------------       ----   ------------   --------   ------------------   ------------------
John J. Ghaznavi................  1997     $     --     $  --           $--                  $    --
  Chairman, Chief Executive
  Officer(1)
Richard M. Deneau...............  1997      246,703(5)     --           --                    23,991
  President, Chief Operating
  Officer
David T. Gutowski...............  1997      171,701        --           --                    42,091
  Senior Vice President-
  Administration
George C. Lusby.................  1997      157,518        --           --                     3,238
  Industry Vice President-Sales
  and Marketing
C. Kent May.....................  1997      153,419        --           --                        --
  Senior Vice President-General
  Counsel and Secretary

---------------
(1) Mr. Ghaznavi received no compensation from the Company. The Company is a party to a Management Agreement with G&G, whereby, G&G provides specified managerial services for the Company and is entitled to receive an annual management fee of up to $3.0 million.

(2) Salary is shown as earned in the fiscal year, however certain amounts have been paid in the following year.

(3) No information is provided in the column labeled "Other annual compensation" since the aggregate amount of perquisites for the period presented is less than the lessor of $50,000 or 10% of total annual salary and bonus reported for each of the named officers.

(4) Information provided in the column labeled "All other compensation" includes moving expenses paid by the Company.

(5) This amount represents Mr. Deneau's salary from the date of the commencement of his employment with the Company, June 1, 1997, through the end of the fiscal year.

ANCHOR ANNUAL INCENTIVE PLAN

     The Anchor Glass Container Corporation Annual Incentive Plan is designed to compensate salaried employees of Anchor for performance with respect to planned business objectives. Participants will be compensated based on the achievement of predetermined goals of Anchor. Plan participation is limited to salaried employees within the organization. Eligible participants are designated at the beginning of each fiscal year as approved by the Compensation Committee. The plan began January 1, 1998.

CONSUMERS DIRECTOR AND EMPLOYEE INCENTIVE STOCK OPTION PLAN

     The Director and Employee Incentive Stock Option Plan, 1996, as amended, of Consumers, permits Consumers to grant options to purchase common shares of Consumers to directors and employees of Consumers and any subsidiary or affiliate, including Anchor. Options may be granted to purchase an aggregate of 3,300,000 common shares of Consumers. Options to purchase 1,216,500 common shares of Consumers at exercise prices that range from C$9.65 to C$13.50, were granted to all of the salaried employees of Anchor in 1997. Granted options have a term of ten years and vest one third each year over a three year period.

EMPLOYMENT AGREEMENTS


     The Company does not, as a general rule, enter into employment agreements with its executive officers and/or other key employees.


COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

     The compensation committee is comprised of the entire board of directors, which includes the Chief Executive Officer and President, the Chief Financial Officer, the Senior Vice President-Administration and the Senior Vice President-General Counsel. Messrs. Ghaznavi and Farrar are also members of Consumers' compensation committee. Certain members of Consumers' board of directors also serve as executive officers and/or directors of Anchor, including Messrs. Ghaznavi, Farrar and May.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company is part of a group of glass manufacturing companies (the "Affiliated Glass Manufacturers") with Consumers and Glenshaw, each of which is controlled by Mr. Ghaznavi through G&G. The Company intends to engage in a variety of transactions with Consumers and Glenshaw as a part of its strategy to achieve synergies among the companies. These expected transactions may include bulk purchasing of raw and packaging materials, provision of technical and engineering services, joint utilization of Anchor's mold and repair shops and the possible consolidation of certain functions such as sales, engineering and management information services.

     The Company has entered into an Intercompany Agreement (the "Intercompany Agreement") with G&G, Consumers, Consumers U.S., Consumers International, Glenshaw, Hillsboro, I.M.T.E.C. Enterprises, Inc., a machinery manufacturer majority-owned by G&G, and certain related companies which establishes standards for certain intercompany transactions. Pursuant to the Intercompany Agreement, the Company may, from time to time, fill orders for customers of Affiliated Glass Manufacturers and Affiliated Glass Manufacturers may, from time to time, fill orders for customers of the Company. In such case, where the customer is not a common customer, the company that does the manufacturing will pay a market commission, set at 5% of the invoiced amount, to the company that referred the customer. In the event of a transfer of a customer to the Company by an Affiliated Glass Manufacturers or to an Affiliated Glass Manufacturers by the Company, the transfer is treated as though the transferee had filled the orders for the transferred customer.

     In connection with any bulk purchasing of raw materials, packaging materials, machinery, insurance, maintenance services, environmental services and other items and services used in this business, each of the Affiliated Glass Manufacturers will share out-of-pocket costs of the purchasing activities without payment of commissions. Similarly, in connection with the provision of technical, engineering or mold design services, the company providing the services will receive reasonable per diem fees and costs for the employees provided. For services such as the provision of molds, the company providing the service will receive cost plus a reasonable market mark-up.

     Transactions carried out in accordance with the Intercompany Agreement do not require approval of the board of directors or fairness opinions. Any amendment to the Intercompany Agreement is subject to the Indenture requirement that it be in writing, on terms no less favorable to the Company than could have been obtained in a comparable arms' length transaction between the Company and third parties and is subject to the approval of the Board of Directors ("Affiliate Transaction Provisions"). The Revolving Credit Agreement and the Indentures require that transactions between the Company and an affiliate be in writing on no less favorable terms to the Company than would be obtainable in a comparable arms' length transaction between the Company and a person that is not an affiliate. In addition, transactions exceeding certain threshold values require the approval of the Company's board of directors, the approval of the Company's independent directors or an independent fairness opinion.

     Certain affiliates of the Company are engaged in businesses other than the manufacture of glass containers, such as manufacturing or rehabilitating manufacturing equipment, automobile and truck leasing, shipping and real estate management. These transactions are subject to the Affiliate Transaction Provisions of the Indentures.

     The Company is party to the Management Agreement with G&G. Pursuant to the Management Agreement, G&G is to provide specified managerial services for the Company. For these services G&G is entitled to receive an annual management fee of $3.0 million and to reimbursement of its out-of-pocket costs plus an administrative charge not to exceed 10% of those costs. The Revolving Credit Agreement and the Indenture limit management fee payments by the Company under the Management Agreement to $1.5 million per year unless the Company meets certain financial tests, in which case such fees will accrue.

     In September 1997, Hillsboro Glass Company ("Hillsboro"), a glass container manufacturing plant owned by G&G, discontinued manufacturing. All of Hillsboro's rights and obligations to fill orders under a supply contract between Consumers and one of its major customers have been purchased by Consumers and Anchor. In addition, in connection with a plan to simplify the corporate ownership structure of Consumers, Anchor and their affiliates, the operating assets and liabilities of Glenshaw will be acquired by a newly-formed U.S. wholly-owned subsidiary of Consumers. The purchase price of U.S.$54.3 million will be paid in common shares of Consumers.

     The Company from time to time has engaged the law firm of Eckert Seamans Cherin & Mellott, LLC, to represent it on a variety of matters. C. Kent May, an executive officer and director of the Company, is a member of such law firm.

ITEM 8.  LEGAL PROCEEDINGS

     The Company is, and from time to time may be, a party to routine legal proceedings incidental to the operation of its business. The outcome of these proceedings is not expected to have a material adverse effect on the financial condition or operating results of the Company, based on the Company's current understanding of the relevant facts and law.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's common equity securities consist of Classes A, B and C Common Stock and Series A and Series B Preferred Stock (collectively, the "Securities"). There is no established public trading market for any of the Securities. The Company has applied for quotation of the Series A Preferred Stock and the Class A and Class C Common Stock (collectively, the "Quoted Securities") on the OTC Electronic Bulletin Board, an automated quotation system. However, there can be no assurance that the Company will meet the requirements for such quotation, of the liquidity of any markets that may develop for any of the Quoted Securities, of the ability of the holders of the Quoted Securities to sell such Securities, or of the price at which holders of the Quoted Securities would be able to sell such Securities. Neither the Series B Preferred Stock nor the Class B Common Stock is listed or quoted on any securities exchange or automated quotation system.

     As of August 1, 1998, there were 1,955 registered holders of 2,239,320 shares of Series A Preferred Stock, which are convertible into 9,330,500 shares of Class A Common Stock; one registered holder of 3,754,230 shares of Series B Preferred Stock, which are convertible into 17,064,682 shares of Class B Common Stock; 1,541 registered holders of Class A Common Stock; one registered holder of Class B Common Stock; and no registered holders of Class C Common Stock. See "Item 4. Principal Stockholders." As of August 1, 1998, 2,999,999 shares of Class C Common Stock, which is nonvoting until February 5, 2000, were issuable upon the exercise of currently exercisable warrants, which are held by two institutional investors and certain creditors of Old Anchor. In addition, pursuant to the Settlement, there are 332,844 shares of Class A Common Stock and 525,000 shares of Class B Common Stock issuable upon the exercise of currently exercisable warrants held by certain creditors of Old Anchor and an affiliate Consumers U.S., respectively. See "Item 11. Description of Registrant's Securities to be Registered."

     Shares of Class C Common Stock (the "Registered Securities") acquired from any "affiliate" (as such term is defined in Rule 144(a)(1) under the Securities
Act) of the Company and shares of the Registered Securities held by an affiliate of the Company may, under certain circumstances, be sold to the public without registration under the Securities Act in reliance on an exemption contained in Rule 144 promulgated thereunder.

     In general, under Rule 144 (a "safe harbor" for the resale of restricted securities or other securities by an "affiliate" of the Company to the public without registration), a person (or group of persons whose shares are aggregated) who has beneficially owned restricted shares of the Company (together with its predecessors) for at least one year, including any person who may be deemed to be an "affiliate" of the Company, is entitled to sell to the public, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the total number of shares of the Registered Securities that are not "restricted securities", and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of adequate "current public information" about the Company. The Company will not be deemed to have such information available until the expiration of at least 90 days following the effective date of this Registration Statement on Form 10. A person who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale and who has beneficially owned his or her restricted shares for at least two years would, pursuant to Rule 144(k), be entitled to sell such restricted shares to the public without regard to the volume limitations described above and the other conditions of Rule 144.

     As of the date hereof, no shares of the Registered Securities are eligible for resale under Rule 144. As noted above, there is no active trading market for the Registered Securities, and no prediction can be made of the effect, if any, that sales of shares of the Registered Securities under Rule 144 or the availability of shares for sale will have on the market price of the Registered Securities prevailing from time to time after the date of this Registration Statement on Form 10. The Company is unable to estimate the number of shares that may be sold in the public market under Rule 144, because such amount will depend on the trading volume in and market price for the Registered Securities and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Registered Securities. Due to the limited trading market for the Registered Securities, however, the trading volume therefor may be low and the market price volatile make reliance on Rule 144 unpredictable.

     The Class C Common Stock is being registered hereby in satisfaction of the Company's obligations to the holders thereof under the Settlement. Other than the holders of the Class C Common Stock, no other person has any right to have shares of Common Stock registered under the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Company has never paid dividends on its Common Stock and has no intention to do so in the future. The holders of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company out of legally available funds, cumulative dividends, payable quarterly in cash, at an annual rate of 10% of the liquidation value thereof. The holders of the Series B Preferred Stock are entitled to receive cumulative dividends payable quarterly in kind at an annual rate of 8% of the liquidation value thereof. For a discussion regarding limitations on the Company's ability to pay dividends, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Factors Affecting Future Operating
Results -- "Substantial Leverage; Ability to Service Debt," Significant Expenditures; Dependence on Successful Implementation of the Business Strategy" and "Restrictive Debt Covenants."

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     On various dates since January 1997, the Company sold and issued 902,615 shares of Class B Common Stock, valued at $5.00 per share, 3,754,230 shares of Series B Preferred Stock (including the issuance of shares paid in kind as dividends), valued at $25.00 per share, and warrants currently exercisable for 525,000 shares of Class B Common Stock. These shares and warrants were issued in an offering not involving a public offering pursuant to Section 4(2) of the Securities Act to Consumers U.S. and an affiliate of Consumers U.S. As a condition to each of the above sales, the purchaser consented to a placement of a restrictive legend on the certificate representing the securities.

     In connection with the Anchor Acquisition, the Company issued: (i) 490,898 shares of Class A Common Stock, valued at $5.00 per share, and 1,879,320 shares of Series A Preferred Stock, valued at $25.00 per share, to Smith Barney, as escrow agent for certain creditors of Old Anchor, (ii) an aggregate of 360,000 shares of Series A Preferred Stock, valued at $25.00 per share, to the defined benefit plans maintained by Old Anchor and assumed by the Company in the Anchor Acquisition and (iii) warrants exercisable for 2,107,843 shares of Class C Common Stock, valued at $5.00 per share, to two institutional purchasers as compensation for providing the interim financing for the Anchor Acquisition and the refinancing thereof with the First Mortgage Notes. The warrants for Class C Common Stock were issued in an offering not involving a public offering pursuant to Section 4(2) of the Securities Act. As a condition to such sales, the purchasers consented to a placement of a restrictive legend on the certificates representing the warrants. All of the shares of Class A Common Stock and Series A Preferred Stock issued to Old Anchor were issued in reliance on the exemption from the registration requirements of the Securities Act contained in Section 1145 of the Bankruptcy Code.

     In April 1997, the Company issued $150.0 million aggregate principal amount of the First Mortgage Notes to two initial purchasers, both of whom were "accredited investors" as that term is defined in Regulation D of the Securities Act, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 506 of Regulation D promulgated thereunder. The initial purchasers resold the First Mortgage Notes to a group of "qualified institutional buyers" (as such term is used in Rule 144A under the Securities
Act) in reliance on the exemptions from the registration requirements of the Securities Act provided by Rule 144A and Regulation S under the Securities Act. These securities were subsequently exchanged by the Company for securities with comparable terms which had been registered under the Securities Act.

     In March 1998, the Company issued $50.0 million aggregate principal amount of the Senior Notes to two initial purchasers, both of whom were "accredited investors" as that term is defined in Regulation D of the Securities Act, in reliance on the exemption from the registration of the Securities Act provided by Rule 506 of Regulation D promulgated thereunder. The initial purchasers resold the Senior Notes to a group of "qualified institutional buyers" (as such term is used in Rule 144A under the Securities Act) in reliance on the exemptions from the registration requirements of the Securities Act provided by Rule 144A and Regulation S under the Securities Act. These securities were subsequently exchanged by the Company for securities with comparable terms which had been registered under the Securities Act.

     In connection with the Settlement, in June 1998, the Company issued warrants for the purchase of 332,844 and 892,152 shares of Class A and Class C Common Stock, respectively. These warrants are currently exercisable and do not require any payment upon exercise. The warrants were issued in reliance on the exemption from the registration requirements of the Securities Act contained in
Section 1145 of the Bankruptcy Code.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     Anchor is authorized to issue 50,000,000 shares of Common Stock, having a par value of $0.10 per share.


     For the period from February 5, 1997 until February 5, 2000 (the "Initial Period"), the Common Stock is divided into three classes, Class A and Class B, which are voting, and Class C, which is non-voting during the Initial Period. During the Initial Period, the number of Directors of Anchor is fixed at eleven, with the holders of the Class A Common Stock having the right to elect four directors and the holders of the Class B Common Stock having the right to elect seven directors. The holders of the Class C Common Stock are not entitled to participate in the election of directors. Except as described in the immediately preceding sentence with respect to election of directors, there are no distinctions between the rights of holders of shares of Class A Common Stock and Class B Common Stock. The holders of Class C Common Stock have no voting rights during the Initial Period. At the expiration of the Initial Period, the Class A Common Stock, the Class B Common Stock and the Class C Common Stock will automatically be consolidated on a one to one share basis into a single class of Consolidated Common Stock. Upon such consolidation, all holders of Consolidated Common Stock will have the same voting and other rights including the right to vote in the general election of directors. The Revolving Credit Facility places restriction on the Company's ability to pay dividends.

     The Company has issued warrants exercisable for 2,107,843 shares of Class C Common Stock in the aggregate to two institutional purchasers as compensation for providing interim financing for the Anchor Acquisition and the refinancing thereof with the First Mortgage Notes. These warrants are currently exercisable and the exercise price has been deemed to have been paid. Warrants exercisable for 1,405,229 shares expire in February 2007 and warrants exercisable for the remaining 702,614 shares expire in April 2007. In addition, pursuant to the Settlement, the Company has issued warrants currently exercisable for 892,156 shares of Class C Common Stock to certain creditors of Old Anchor. The warrants do not require any payment upon exercise and expire in June 2008.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

CERTIFICATE OF INCORPORATION

     Article VIII of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides for the indemnification of directors and officers of the Company and any persons serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent permitted by the General Corporate Law of the State of Delaware (the "DGCL"). The Certificate of Incorporation also allows the Company, by action of the Board of Directors, to indemnify other officers, employees and agents of the Company. These rights to indemnification (i) are contract rights; (ii) cannot be changed by any amendment to the Certificate of Incorporation to adversely affect any person being indemnified with respect to any alleged action or inaction occurring prior to such amendment; (iii) subject to any rights imposed by law and the By-Laws of the Company, include the right to have the Company advance expenses incurred in defending any such action, suit or proceeding prior to the final disposition; and (iv) are not exclusive of any other right which any person may have or may acquire under the Certificate of Incorporation, or any statute, by-law or agreement, or by any vote of the stockholders or disinterested directors of the Company, or otherwise. In addition to the indemnification provided by Article VIII, Article IX limits the personal liability of directors for monetary damages arising out of a breach of fiduciary duty to the fullest extent permitted by the DGCL.

     The Certificate of Incorporation generally prohibits the Company from indemnifying any person in connection with an action, suit or proceeding (or portion thereof) initiated by such person unless such action, suit or proceeding (or portion thereof) was authorized by the Board of Directors. However, this prohibition does not apply to a counterclaim, cross-claim or third party claim brought by an indemnitee in any action, suit or proceeding. In addition, persons claiming a right to indemnification or advancement may bring suit against the Company if the claim is not paid in full by the Company within sixty days, in the case of a claim for indemnification, or thirty days, in the case of a claim for advancement, after receipt of the written claim.

BY-LAWS

     The By-laws of the Company contain no provision for indemnification.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See Item 15.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Old Anchor's consolidated balance sheet as of December 31, 1996 and consolidated statements of operations, cash flows and stockholder's equity (deficiency in assets) for each of the two years in the period ended December 31, 1996 incorporated by reference into this Registration Statement had been previously audited by Deloitte & Touche LLP ("Deloitte"), independent accountants to Old Anchor (whose report disclaimed an opinion on the 1996 consolidated financial statements of Old Anchor and included explanatory paragraphs referring to the bankruptcy proceedings of the Company and to the remaining deficiency in assets after the sale of substantially all of the assets and business of the Company and the substantial doubt that it raises relative to the ability of the Company to continue as a going concern). Pursuant to the Asset Purchase

Agreement, the purchase price for the Anchor Acquisition was subject to adjustment based on an audited balance sheet (the "Closing Balance Sheet"). As discussed under "Item 1. Business -- The Anchor Acquisition" the parties were in settlement negotiations regarding the appropriate adjustment. As Deloitte was engaged to audit the Closing Balance Sheet (although an audit opinion has not been issued) and continues to be the independent accountants to Old Anchor, Old Anchor informed the Company that it was inappropriate for Deloitte to provide its consent to the use of its audit report for these periods. Accordingly, Arthur Andersen LLP audited the financial statements of Old Anchor for these periods.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements and Schedules


     1. Financial Statements. The unaudited condensed balance sheet of Anchor as of June 30, 1998, the condensed statements of operations for the three months and six months ended June 30, 1998, the three months ended June 30, 1997 and the period from February 5, 1997 to June 30, 1997 and the condensed statements of cash flows for the six months ended June 30, 1998 and the period from February 5, 1997 to June 30, 1997, including the notes thereto, are incorporated herein by reference from Anchor's Quarterly Report on Form 10-Q filed with the Commission on August 14, 1998.


     The audited balance sheet of Anchor as of December 31, 1997 and the statements of operations, stockholders' equity and cash flows for the period from February 5, 1997 to December 31, 1997, including the notes thereto and the Report of Independent Public Accountants thereon, and the audited consolidated balance sheets of Old Anchor as of February 4, 1997 and December 31, 1996 and the consolidated statements of operations, stockholder's equity (deficiency in assets) and cash flows for the period from January 1, 1997 to February 4, 1997 and each of the years in the two-year period ended December 31, 1996, including the notes thereto and the Report of Independent Public Accountants thereon, are incorporated herein by reference from Anchor's Annual Report on Form 10-K/A filed with the Commission on July 13, 1998.

     2. Financial Statement Schedules. The following Financial Statement Schedules are filed as part of this Registration Statement and should be read in conjunction with the Consolidated Financial Statements of Old Anchor and the Financial Statements of Anchor.

                                                                     SCHEDULE II

                            ANCHOR RESOLUTION CORP.
                       VALUATION AND QUALIFYING ACCOUNTS
                PERIOD FROM JANUARY 1, 1997 TO FEBRUARY 4, 1997
                   AND YEARS ENDED DECEMBER 31, 1996 AND 1995
                             (DOLLARS IN THOUSANDS)

               COLUMN A                 COLUMN B     COLUMN C    COLUMN D     COLUMN E     COLUMN F
               --------                 ---------    --------    --------    ----------    --------
                                                          ADDITIONS
                                                     --------------------
                                         BALANCE     CHARGED
                                           AT        TO COSTS    CHARGED                   BALANCE
                                        BEGINNING      AND       TO OTHER                   AT END
             DESCRIPTION                 OF YEAR     EXPENSES    ACCOUNTS    DEDUCTIONS    OF YEAR
             -----------                ---------    --------    --------    ----------    --------
Period from January 1, 1997 to
  February 4, 1997
  Allowance for doubtful accounts.....   $1,503       $  127      $   --       $   --       $1,630
Year ended December 31, 1996
  Allowance for doubtful accounts.....   $1,826       $1,126      $   --       $1,449(A)    $1,503
Year ended December 31, 1995
  Allowance for doubtful accounts.....   $3,447       $  656      $   --       $2,277(A)    $1,826

---------------
(A) Accounts written off

                                                                     SCHEDULE II

                       ANCHOR GLASS CONTAINER CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS

                         SIX MONTHS ENDED JUNE 30, 1998

             AND PERIOD FROM FEBRUARY 5, 1997 TO DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)


                 COLUMN A                   COLUMN B   COLUMN C   COLUMN D    COLUMN E     COLUMN F
                 --------                   --------   --------   --------   ----------   ----------
                                                            ADDITIONS
                                                       -------------------
                                            BALANCE    CHARGED
                                               AT      TO COSTS   CHARGED                 BALANCE AT
                                            BEGINNING    AND      TO OTHER                  END OF
               DESCRIPTION                     OF      EXPENSES   ACCOUNTS   DEDUCTIONS     PERIOD
                                             PERIOD
------------------------------------------   ------      ----       ----        ----        ------
Six months ended June 30, 1998
  Allowance for doubtful accounts.........   $2,025      $125         --         288(A)     $1,987
Period from February 5, 1997 to December
  31, 1997
  Allowance for doubtful accounts.........   $1,630      $375       $360(B)     $340(A)     $2,025


---------------
(A) Accounts written off

(B) Amount recognized as part of Anchor Acquisition.

     Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in Old Anchor's consolidated financial statements or in Anchor's financial statements, incorporated by reference into this Registration Statement, or in the notes thereto.

     3. Exhibits

EXHIBIT
NUMBER                                ITEM
-------                               ----
 2.1      Asset Purchase Agreement dated as of December 18, 1996 among
          Anchor Glass Container Corporation, now known as Anchor
          Resolution Corp. ("Old Anchor"), Consumers Packaging Inc.
          and Owens-Brockway Glass Container Inc.
 2.2      Amendment to Asset Purchase Agreement (the "Asset Purchase
          Agreement") dated as of February 5, 1997 by and among Old
          Anchor, Consumers Packaging Inc. and Owens-Brockway Glass
          Container Inc.
 2.3      Order of United States Bankruptcy Court for the District of
          Delaware approving (i) the Asset Purchase Agreement and (ii)
          the assumption and assignment of certain related executory contracts
 2.4      Order of United States Bankruptcy Court for the District of
          Delaware approving the Amendment to the Asset Purchase
          Agreement
 2.5      Memorandum of Understanding dated February 5, 1997 among Old
          Anchor, Consumers Packaging Inc., and the Company
 2.6*     Stipulation and Order of United States Bankruptcy Court for
          the District of Delaware relating to the Settlement
 3.1      Amended and Restated Certificate of Incorporation of the
          Company
 3.2      Bylaws of the Company
 3.5      Certificate of Designation for Series A 10% Cumulative
          Convertible Preferred Stock
 3.6      Certificate of Designation for Series B 8% Cumulative
          Convertible Preferred Stock
 3.7*     Amendment to Certificate of Designation for Series A 10%
          Cumulative Convertible Preferred Stock
 3.8*     Amendment to Certificate of Designation for Series B 8%
          Cumulative Convertible Preferred Stock
 3.9*     Certificate of Amendment of Certificate of Incorporation of
          the Company

EXHIBIT
NUMBER                                ITEM
-------                               ----
 4.1      Indenture dated as of April 17, 1997 among the Company,
          Consumers U.S. and The Bank of New York, as trustee
 4.2      Form of Initial Notes (included in Exhibit 4.1)
 4.3      Form of Exchange Notes (included in Exhibit 4.1)
 4.4      Security Agreement dated as of April 17, 1997 among the
          Company, Bankers Trust Company, as agent under the Revolving
          Credit Agreement
 4.5      Assignment of Security Agreement dated as of April 17, 1997 among the Company, Bankers Trust Company, as assignor, and
          The Bank of New York, as assignee and as trustee under the
          Indenture
 4.6      Pledge Agreement dated as of April 17, 1997 among Consumers
          U.S. and The Bank of New York, as trustee under the
          Indenture
 4.7      Intercreditor Agreement dated as of February 5, 1997 among
          The Bank of New York, as Note Agent, and BT Commercial
          Corporation, as Credit and Shared Collateral Agent
 4.8      Amendment No. 1 to the Intercreditor Agreement, dated as of
          April 17, 1997 among The Bank of New York, as Note Agent,
          and BT Commercial Corporation, as Credit and Shared
          Collateral Agent
 4.9      Registration Rights Agreement dated as of April 17, 1997
          among the Company, Consumers U.S., BT Securities Corporation and TD Securities (USA) Inc.
 4.10**   Indenture dated as of March 16, 1998 among the Company,
          Consumers U.S. and The Bank of New York, as trustee
 4.11**   Form of Initial Notes (included in Exhibit 4.10)
 4.12**   Form of Exchange Notes (included in Exhibit 4.10)
 4.13**   Registration Rights Agreement dated as of March 16, 1998
          among the Company, TD Securities and BT Alex. Brown
10.1      Credit Agreement (the "Credit Agreement") dated as of
          February 5, 1997 among the Company, Bankers Trust Company, as Issuing Bank, BT Commercial Corporation, as Agent and Co-
          Syndication Agent, PNC Bank, National Association, as
          Co-Syndication Agent and Issuing Bank, and the various
          financial institutions party thereto
10.2      First Amendment to the Credit Agreement dated as of March
          11, 1997 among the Company, Bankers Trust Company, BT
          Commercial Corporation, and PNC Bank, National Association
10.3      Second Amendment to the Credit Agreement dated as of April
          9, 1997 among the Company, Bankers Trust Company, BT
          Commercial Corporation, and PNC Bank, National Association
10.4      Third Amendment and Waiver to the Credit Agreement dated as of May 23, 1997 among the Company, Bankers Trust Company, BT
          Commercial Corporation, PNC Bank, National Association, and
          the various financial institutions party to the Credit
          Agreement
10.5      Fourth Amendment to the Credit Agreement dated as of
          September 15, 1997 among the Company, Bankers Trust Company,
          BT Commercial Corporation, PNC Bank, National Association
          and the various financial institutions party to the Credit
          Agreement
10.6      Assignment of Security Interest in U.S. Trademarks and
          Patents dated February 5, 1997 by the Company to BT
          Commercial Corporation, as Collateral Agent under the Credit
          Agreement
10.7      Assignment of Security Interest in U.S. Copyrights dated
          February 5, 1997 by the Company to BT Commercial
          Corporation, as Collateral Agent under the Credit Agreement
10.8      Guaranty dated February 5, 1997, by Consumers U.S. in favor of BT Commercial Corporation and the other financial
          institutions party to the Credit Agreement Plan
10.9      Termination Agreement dated February 3, 1997 by and between
          Consumers Packaging Inc., the Company and the Pension
          Benefit Guaranty Corporation
10.10     Release Agreement among Old Anchor, the Company, the
          Official Committee of Unsecured Creditors of Anchor Glass
          Container Corporation (Old Anchor) and Vitro, Sociedad
          Anonima
10.11     Agreement (the "Vitro Agreement") dated as of December 18,
          1996 between Vitro, Sociedad Anonima, Consumers Packaging
          Inc., on behalf of itself, and Consumers Packaging Inc., on behalf of the Company
10.12     First Amendment to the Vitro Agreement dated as of February
          4, 1997 among Vitro, Sociedad Anonima, Consumers Packaging
          Inc. and the Company

EXHIBIT
NUMBER                                ITEM
-------                               ----
10.13     Waiver Agreement dated as of February 5, 1997 by and between
          Old Anchor and Consumers Packaging Inc.
10.14     Assignment and Assumption Agreement dated as of February 5,
          1997 by and between Consumers Packaging Inc. and the Company
10.15     Assignment and Assumption Agreement dated as of February 5,
          1997 by and between Consumers Packaging Inc. and the Company relating to certain employee benefit plans
10.16     Assignment and Assumption Agreement dated as of February 5,
          1997 between Consumers Packaging Inc. and the Company
          relating to certain commitment letters
10.17     Bill of Sale, Assignment and Assumption Agreement dated as of February 5, 1997 by and between Old Anchor and the
          Company
10.18     Assignment of Patent Property and Design Property from Old
          Anchor to the Company
10.19     Trademark Assignment from Old Anchor to the Company
10.20     Foreign Trademark Assignment from Old Anchor to the Company
10.21     Copyright Assignment from Old Anchor to the Company
10.22     Agreement dated as of February 5, 1997 between The Travelers
          Indemnity Company and its Affiliates, including The Aetna
          Casualty and Surety Company and their predecessors, and the
          Company
10.23     Allocation Agreement dated as of February 5, 1997 between
          Consumers Packaging Inc. and Owens-Brockway Glass Container
          Inc.
10.24     Supply Agreement dated as of February 5, 1997 by and between the Company and Owens-Brockway Glass Container Inc.
10.25     Transition Agreement dated as of February 5, 1997 between
          Consumers Packaging Inc., the Company and Owens-Brockway
          Glass Container Inc.
10.26+    Technical Assistance and License Agreement executed December
          18, 1996 by Owens-Brockway Glass Container Inc. and
          Consumers Packaging Inc.
10.27     Assurance Agreement (the "Assurance Agreement") dated as of
          February 5, 1997 among Owens-Brockway Glass Container Inc.,
          Consumers Packaging Inc., the Company, BT Commercial
          Corporation, Bankers Trust Company and The Bank of New York
10.28     Letter agreement relating to Assurance Agreement dated April
          17, 1997 addressed to Owens-Brockway Glass Container Inc.
          and signed by Bankers Trust Company and The Bank of New York
10.29     Intercompany Agreement dated as of April 17, 1997
10.30     Management Agreement dated as of February 5, 1997 by and
          between the Company and G&G Investments, Inc.
10.31     Anchor Glass Container Corporation/Key Executive Employee
          Retention Plan
10.32     Lease Agreement -- Anchor Place at Fountain Square (the
          "Lease Agreement") dated March 31, 1988, by and between Old
          Anchor and Fountain Associates I Ltd. relating to the
          Company's headquarters in Tampa, Florida
10.33     First Amendment to Lease Agreement effective as of June 16,
          1992, by and between Fountain Associates I Ltd. and Old
          Anchor
10.34     Second Amendment to Lease Agreement effective as of
          September 30, 1993, by and between Fountain Associates I
          Ltd. and Old Anchor
10.35     Third Amendment to Lease Agreement effective as of February
          22, 1995, by and between Fountain Associates I Ltd. and Old
          Anchor
10.36     Agreement dated as of March 31, 1996 by and between Fountain
          Associates I Ltd., Citicorp Leasing, Inc. and Old Anchor
10.37     Amended and Restated Agreement effective as of September 12,
          1996, by and between Fountain Associates I Ltd., Citicorp
          Leasing Inc. and Old Anchor
10.38     Sixth Amendment to Lease and Second Amendment to Option
          Agreement dated as of February 5, 1997, by and between
          Fountain Associates I Ltd., Citicorp Leasing Inc. and Old
          Anchor
10.39     Building Option Agreement dated March 31, 1988, by and
          between Fountain Associates I, Ltd. and Old Anchor

EXHIBIT
NUMBER                                ITEM
-------                               ----
10.40     First Amendment to Building Option Agreement effective as of
          June 16, 1992, by and between Fountain Associates I, Ltd.
          and Old Anchor
10.41+    Supply Agreement effective as of June 17, 1996 between The
          Stroh Brewery Company and the Company
10.42++   Supply Agreement between Bacardi International Limited and the Company
10.43     Warrant Agreement dated as of February 5, 1997 between the
          Company and Bankers Trust Company
10.44     Form of Warrant issued pursuant to the Warrant Agreement
10.45     Rebate Agreement dated as of January 1, 1996 between Bacardi
          International Limited and the Company (Withdrawn upon the
          request of the registrant, the Commission consenting
          thereto.)
10.46**   Fifth Amendment to the Credit Agreement dated as of January
          16, 1998 among the Association and the various financial
          institutions part to the Credit Agreement
10.47**   Sixth Amendment to the Credit Agreement dated as of March
          11, 1998 among the Association and the various financial
          institutions part to the Credit Agreement
10.48*    First Amendment to Intercompany Agreement dated as of April
          6, 1998 among G&G Investments, Inc., Glenshaw Glass Company,
          Inc., Hillsboro Glass Company, I.M.T.E.C. Enterprises, Inc.,
          Consumers Packaging Inc., Consumers International Inc.,
          Consumers U.S., the Company, BT Securities Corporation and
          The Bank of New York, as trustee under the Indenture.
21.1      List of Subsidiaries of the Company


---------------

 * Previously filed.



** Incorporated by reference to the Company's March 31, 1998 filing on Form 10-K with the Securities and Exchange Commission.



 + Portions hereof have been omitted and filed separately with the Commission pursuant to a request for confidential treatment in accordance with Rule 406 of Regulation C.



++ Withdrawn upon the request of the registrant, the Commission consenting thereto, as Bacardi International Limited was no longer a material customer of the Company.


     All other exhibits are incorporated by reference to the Company's Registration Statement on Form S-4 (Reg. No. 333-31363), originally filed with the Securities and Exchange Commission on July 16, 1997.

                 INDEX TO FINANCIAL INFORMATION FOR OLD ANCHOR


SELECTED CONSOLIDATED FINANCIAL DATA........................  H-2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................  H-4

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain historical financial information of Old Anchor. The selected financial data for the period from January 1, 1997 to February 4, 1997 (the "Interim Period") and the four years ended December 31, 1996 has been derived from Old Anchor's consolidated financial statements. The following information should be read in conjunction with Old Anchor's consolidated financial statements and the related Old Anchor Management's Discussion and Analysis of Financial Condition and Results of Operations for Old Anchor, included elsewhere in, or incorporated by reference into, this Registration Statement.

                                                              YEARS ENDED DECEMBER 31,                INTERIM
                                                  ------------------------------------------------    PERIOD
                                                     1993         1994         1995       1996(1)      1997
                                                  ----------   ----------   ----------   ---------   ---------
                                                                     (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales.......................................   1,126,037   $1,089,317   $  956,639   $ 814,370   $  62,560
Cost of products sold...........................   1,028,332      996,780      906,393     831,612      70,608
Selling and administrative expenses.............      51,137       52,371       48,998      39,570       3,745
Restructuring and other charges(1)..............          --       79,481       10,267      49,973          --
Impairment of long-lived assets(2)..............          --           --           --     490,232          --
Write-up of assets held for sale(1).............          --           --           --      (8,967)         --
                                                  ----------   ----------   ----------   ---------   ---------
Income (loss) from operations...................      46,568      (39,315)      (9,019)   (588,050)    (11,793)
Other income (expense), net.....................         500       (2,385)         171     (10,020)       (595)
Interest expense(3).............................     (62,535)     (56,070)     (56,871)    (48,601)     (2,437)
                                                  ----------   ----------   ----------   ---------   ---------
Income (loss) before reorganization items,
  income taxes, extraordinary items and
  cumulative effect of accounting change........     (15,467)     (97,770)     (65,719)   (646,671)    (14,825)
Reorganization items............................          --           --           --      (5,008)       (827)
Income taxes(4).................................      (2,400)        (250)        (250)     (1,825)         --
Extraordinary items(5)..........................     (18,152)          --           --      (2,336)         --
Cumulative effect of accounting change(4).......       1,776           --           --          --          --
                                                  ----------   ----------   ----------   ---------   ---------
Net income (loss)...............................  $  (34,243)  $  (98,020)  $  (65,969)  $(655,840)  $ (15,662)
                                                  ==========   ==========   ==========   =========   =========
OTHER FINANCIAL DATA:
Depreciation and amortization...................  $  103,549   $  100,476   $   99,915   $ 101,656   $   7,605
Capital expenditures............................      89,901       93,833       70,368      46,254       7,186
BALANCE SHEET DATA (AT END OF PERIOD):
Accounts receivable.............................  $   58,128   $   66,618   $   40,965   $  55,851      60,978
Inventories.....................................     173,204      176,769      180,574     144,419     148,731
Total assets....................................   1,347,201    1,264,488    1,208,348     643,468     651,801
Total debt(6)...................................     555,222      584,671      557,450     552,848     570,335
Total stockholder's equity (deficiency in
  assets).......................................     412,752      324,554      289,603    (269,307)   (284,959)

---------------

(1) Restructuring and other charges reflects Old Anchor's implementation of a series of restructuring plans in an effort to respond to the continued decline in the industry sales volume combined with, in 1996, the loss of a significant portion of the business of Old Anchor's largest customer. The following represents information regarding the amounts charged against the restructuring liability for Old Anchor's restructuring plans:

                                                                              AMOUNT CHARGED
                                                                             AGAINST LIABILITY
                                                                                   AS OF
                                                            RESTRUCTURING      DECEMBER 31,
                                                               CHARGES             1996
                                                            -------------    -----------------
                                                                  (DOLLARS IN THOUSANDS)
1996 RESTRUCTURING PLAN
Plant shutdown costs, including severance costs and
  pension curtailment losses..............................     $25,100            $20,100
Writedown of certain manufacturing assets to net
  realizable value........................................      24,900
1994/1995 RESTRUCTURING PLAN
Plant shutdown costs, including severance costs and
  pension curtailment losses..............................     $39,200            $33,700
Writedown of certain manufacturing assets to net
  realizable value........................................      36,600
Writedown of previously shutdown manufacturing facilities
  to net realizable value.................................      14,000

    During the year ended December 31, 1996, the Company recorded an adjustment to the carrying value of certain idled facilities held for sale. These assets were previously written down to an estimated net realizable value. Upon a current evaluation of quotes and offers on these properties in 1996, Old Anchor increased their net carrying value by approximately $9.0 million. The balance of the restructuring liability is anticipated to be expended and charged against the liability over the next three years.

(2) Impairment of long-lived assets reflects the adjustment for the write-off of goodwill and other long-lived assets. As a result of the declining profitability, diminishing cash flow and the bankruptcy proceedings, the recoverable value of the carrying amount of long-lived assets and intangibles was reviewed for impairment. Based upon this review, the amount of remaining excess of the purchase price over the fair value of net assets acquired at December 31, 1996, of $457.2 million and other long-lived assets of $33.0 million were written off in the year ended December 31, 1996. The excess cost over fair value of net assets acquired had been amortized on a straight line basis over a 40 year period. Amortization expense, included as a component of cost of products sold, was approximately $13.9 million for each of the years ended December 31, 1996, 1995, 1994 and 1993. See Old Anchor's Notes to the Consolidated Financial Statements, incorporated by reference into this Registration Statement.

(3) Because of the Chapter 11 proceedings, there has been no accrual of interest on the $100.0 million 10.25% Senior Notes or the $200.0 million 9.875% Senior Subordinated Debentures since September 12, 1996. If accrued, interest expense would have increased $2.9 million and $9.2 million, respectively, during the Interim Period 1997 and the year ended December 31, 1996.

(4) Income tax provision reflects any additional valuation allowances required to be recorded under SFAS 109. The adoption of SFAS 109 effective January 1, 1993 resulted in an increase in the cumulative net deferred tax asset by $1.8 million. Under SFAS 109, deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the deferred tax asset will not be realized, the asset must be reduced by a valuation allowance.

(5) Extraordinary items in the two years ended December 31, 1993 and 1996, result from the write-off of financing costs related to debt extinguished during the relevant periods, net of taxes.

(6) Total debt as of December 31, 1996 includes $462.3 million of pre-petition liabilities and $90.5 million outstanding under Old Anchor's debtor-in-possession credit facility.

                            ANCHOR RESOLUTION CORP.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1995 AND 1996

RESULTS OF OPERATIONS

  Introduction

     The following table sets forth certain information derived from the Consolidated Financial Statements of Anchor Resolution Corp., formerly named Anchor Glass Container Corporation and currently a debtor-in-possession under Chapter 11 of the Bankruptcy Code ("Old Anchor"), for the three years ended December 31, 1996. The following discussion should be read in conjunction with the Consolidated Financial Statements of Old Anchor and notes thereto, incorporated by reference into this Registration Statement.

                                                                    YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                    1995               1996
                                                              ----------------   -----------------
                                                              AMOUNT   PERCENT   AMOUNT    PERCENT
                                                              ------   -------   -------   -------
                                                                     (DOLLARS IN MILLIONS)
Net sales...................................................  $956.6    100.0%   $ 814.4    100.0%
Cost of products sold.......................................   906.4     94.8      831.6    102.1
Selling and administrative expenses.........................    49.0      5.1       39.6      4.9
Restructuring and other charges.............................    10.3      1.1       50.0      6.1
Impairment of long-lived assets.............................      --       --      490.2     60.2
Write-up of assets held for sale............................      --       --       (9.0)    (1.1)
Loss from operations........................................    (9.1)    (1.0)    (588.0)   (72.2)
Interest expense............................................    56.8      5.9       48.6      6.0
Loss before reorganization items, income taxes and
  extraordinary item........................................   (65.7)    (6.9)    (646.7)   (79.4)
Loss before extraordinary item..............................   (66.0)    (6.9)    (653.5)   (80.2)
Net loss....................................................   (66.0)    (6.9)    (655.8)   (80.5)

     The net loss for the year ended December 31, 1996 was $655.8 million compared to a net loss of $66.0 million for 1995. Included in the loss for 1996 is the impairment of long-lived assets of $490.2 million. Included in the 1996 and 1995 results were first quarter charges of $50.0 million and $10.3 million, respectively, for Old Anchor's 1996 and 1995 restructuring programs. Excluding the effect of these items, net loss would have been $115.6 million compared to $55.7 million for 1995.

     The decline in Old Anchor's operations is a direct result of Old Anchor's high debt levels and industry-wide volume declines that have led to severe competitive pricing pressures, negatively impacting operating results. Net sales for 1996 decreased 14.9% compared to 1995, on a volume decline of approximately 14%, primarily in the beer, iced tea and soft drink markets. As an example, Old Anchor's 1996 volume allocation from its largest customer in 1995, Anheuser-Busch, has been significantly reduced. The softness in overall industry volume shipments has led to severe competitive pricing pressures, negatively impacting operating margins. In accordance with its restructuring plans, Old Anchor closed its Cliffwood, New Jersey plant in January 1996, and closed its Waukegan, Illinois, Los Angeles, California and Keyser, West Virginia plants in 1995.

NET SALES

     Net sales for 1996 were $814.4 million, a decrease of 14.9% compared to $956.6 million for 1995. The decrease in net sales principally reflects the softening in 1996 of the year-to-year demand for glass containers which has resulted in increased competition for market share and lower pricing trends. In addition, as described above, Anheuser-Busch has significantly reduced its purchases from Old Anchor.

COST OF PRODUCTS SOLD

     Cost of products sold as a percentage of net sales was 102.1% for 1996 compared to 94.8% for 1995. This increase principally reflects the impact of reduced shipping volumes and lower pricing trends, as described above. Partially offsetting this increase is the impact of Old Anchor's strategic initiatives and cost savings derived from Old Anchor's restructuring plans and re-engineering program.

SELLING AND ADMINISTRATIVE EXPENSES

     Selling and administrative expenses declined $9.4 million, or 19.2%, in 1996 compared to 1995. This decrease principally reflects lower personnel and fringe benefit costs as a result of headcount reductions associated with Old Anchor's re-engineering and cost reduction programs.

RESTRUCTURING AND OTHER CHARGES

     In the 1995 first quarter, an additional $10.3 million charge was recorded to reflect the benefit arrangements for employees affected by this plan. In January 1996, formal plans were approved to further restructure certain of Old Anchor's operations to respond to the continued decline in the industry sales volume combined with the loss of a significant portion of the business of Old Anchor's largest 1995 customer. A restructuring charge of approximately $50.0 million has been recorded in the 1996 Consolidated Statement of Operations for the closure of the Cliffwood, New Jersey plant and other restructuring obligations.

IMPAIRMENT OF LONG-LIVED ASSETS

     As a result of declining profitability, diminishing cash flows and the bankruptcy proceedings, the entire $457.2 million of goodwill and $33.0 million of other long-lived assets were written off.

WRITE-UP OF ASSETS HELD FOR SALE

     In December 1996, Old Anchor wrote up the value of certain assets held for sale by $9.0 million.

INTEREST EXPENSE

     Interest expense was $48.6 million for 1996 compared to $56.8 million for 1995. Because of the Bankruptcy Proceedings, there has been no accrual of interest on the $100.0 million 10.25% Senior Notes or the $200.0 million 9.857% Senior Subordinated Debentures since September 12, 1996. If accrued, interest expense would have increased by $9.1 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     As a result of the continued decline in Old Anchor's results of operations from the effect of the highly competitive glass container market, and Old Anchor's high debt level, on September 13, 1996 (the "Petition Date"), Old Anchor filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On September 30, 1996, Anchor Recycling Corporation, a wholly-owned subsidiary of Old Anchor, also filed a voluntary petition to reorganize under Chapter 11 in the same court. The Chapter 11 proceedings are being jointly administered, with Old Anchor managing the business in the ordinary course as a debtor-in-possession under the supervision of the Bankruptcy Court. Old Anchor concluded that the Chapter 11 filing was necessary in order to preserve the value of its assets and to ensure that the business had sufficient cash resources to continue operations while it completed the sale of the business discussed in Note 2 to the Notes to the Consolidated Financial Statements, appearing elsewhere herein.

     Old Anchor obtained debtor-in-possession ("DIP") financing from Foothill Capital Corporation, as agent and Congress Financial Corporation, as co-agent (the "Lender Group") to provide for a $130.0 million DIP Credit Facility (the "DIP Facility"), which was approved by the Bankruptcy Court on November 15, 1996. The DIP Facility, which would expire September 30, 1997, provided up to $130.0 million under a borrowing base formula, less prepetition advances under Old Anchor's then existing Prepetition Credit Facility with the Lender Group, on terms substantially the same as the Prepetition Credit Facility.

     Advances outstanding at any one time were not to exceed an amount equal to the Borrowing Base, consisting of accounts receivable and finished product inventory, as defined in the Prepetition Credit Facility, and amended by the DIP Facility. At December 31, 1996, Old Anchor's available borrowing base, as defined under the DIP Facility was approximately $113.7 million against which $90.5 was outstanding. Interest, at prime plus 1.125%, as defined, was payable monthly. A commitment fee of 0.5% of the unused portion of the DIP Facility was payable monthly.

     On February 5, 1997, Anchor Glass Acquisition Corporation ("New Anchor"), a wholly-owned subsidiary of Consumers Packaging Inc. ("CPI"), and Owens-Brockway Glass Container Inc. ("OI") acquired substantially all of the assets and business of Old Anchor in accordance with the terms of the Asset Purchase Agreement, dated December 18, 1996 (the "Agreement") as discussed in Note 2 to the Notes to Consolidated Financial Statements. The total purchase price approximated $387.9 million, excluding fees of approximately $9.9 million. The purchase price received from OI amounted to approximately $128.4 million and was received in cash. The remaining purchase price of approximately $250.0 million from New Anchor was comprised of approximately $200.5 million in cash, $47.0 million face amount (1,879,320 shares) of mandatorily redeemable 10% cumulative convertible preferred stock and $2.5 million of common stock (490,898 shares with an estimated value of $5.00 per share) of New Anchor. The purchase price is subject to adjustment as defined in the Agreement.

     Proceeds from the sale were used to repay the outstanding balance of the DIP Facility and accrued interest thereon, at February 5, 1997, of approximately $109.0 million. The remainder of the proceeds will be used to satisfy prepetition liabilities, as to be determined under Old Anchor's Plan of Reorganization. Old Anchor's principal sources of liquidity through February 5, 1997 were funds derived from operations and borrowings under the DIP Facility.

     In 1996, operating activities consumed $28.4 million in cash compared to $0.4 million of cash provided in 1995. These increases in cash consumed reflect the increase in losses and the changes in working capital items during the periods compared.

     Capital expenditures in 1996 were $46.3 million compared to $70.4 million in 1995. In addition, in 1996, Old Anchor invested approximately $18.6 million in the joint venture with Coors Brewing Company ("Coors"). Old Anchor invested $20.0 million in the joint venture in 1995. Also in 1995, Old Anchor entered into sale and leaseback transactions, with respect to certain of its glass manufacturing equipment, with an aggregate net selling price of approximately $48.3 million.

     Cash flows from financing activities for the years ended December 31, 1996 and 1995 were $78.9 million and $52.2 million, respectively. The 1996 cash flows from financing activities principally reflects a $92.5 million capital contribution received from Vitro, Sociedad Anonima and borrowings under the Prepetition Credit Facility, modified by the DIP Facility. In February 1997, Old Anchor received an additional capital contribution of $8.4 million in satisfaction of obligations outstanding under the $20.0 million letter of credit facility, which was terminated at that time.

     As a result of the Bankruptcy Proceedings, Old Anchor is in default of various covenants relating to Old Anchor's outstanding prepetition debt. However, under Chapter 11 proceedings, litigation or actions by creditors related to these defaults are stayed. In addition, the DIP Facility required that Old Anchor's collateral value and availability, as defined, could not be less than a specified amount as measured on a rolling four-week period throughout the term of the DIP Facility. Prior to the repayment of the DIP Facility, Old Anchor was in full compliance with these covenants.

IMPACT OF INFLATION

     The impact of inflation on the costs of Old Anchor, and the ability to pass on cost increases in the form of increased sales prices, is dependent upon market conditions. While the general level of inflation in the domestic economy has been at relatively low levels since Old Anchor's formation in 1983, Old Anchor has generally been unable, since the end of 1991, to fully pass on inflationary cost increases as a result of competitive pricing pressures. This has negatively impacted Old Anchor's operating results.

SEASONALITY

     Due principally to the seasonal nature of the brewing, iced tea and soft drink industries, in which demand is stronger during the summer months, Old Anchor's shipment volume is typically highest in the second and third quarters. Consequently, Old Anchor historically builds inventory during the first quarter in anticipation of seasonal demands during the second and third quarters. However, industry patterns existing over the last 18 months have somewhat altered the normal seasonal trends. In addition, Old Anchor generally schedules shutdowns of its plants for furnace rebuilds and machine repairs in the first and fourth quarters of the year to coincide with scheduled holiday and vacation time under its labor union contracts. These shutdowns and seasonal sales patterns adversely affect profitability during the first and fourth quarters.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ANCHOR GLASS CONTAINER CORPORATION

                                          By: /s/ M. WILLIAM LIGHTNER, JR.

                                            ------------------------------------
                                                  M. William Lightner, Jr.
                                             Senior Vice President -- Finance,
                                                Chief Financial Officer and
                                                          Treasurer


August 19, 1998